UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of September
Commission File Number: 001-31253
Pengrowth Energy Trust
(Translation of registrant’s name into English)
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FURNISHED HEREUNDER:
1.	Material Change Report of Pengrowth Energy Trust dated October 6, 2006
2.	Business Acquisition Report of Pengrowth Energy Trust dated October 31, 2006
3.	Material Change Report of Pengrowth Energy Trust dated November 8, 2006
4.	Reconciliation of the financial statements of Pengrowth Energy Trust for the nine months ended September 30, 2006 and as at and for the years ended December 31, 2005 and 2004 to U.S. GAAP.
5.	Reconciliation of the financial statements of Esprit for the nine months ended September 30, 2006 and for the years ended December 31, 2005 and 2004 to U.S. GAAP.
6.	Material Change Report of Pengrowth Energy Trust dated November 29, 2006.
7.	Consent of GLJ Petroleum Consultants Ltd. (this consent shall be deemed an exhibit to each of Pengrowth’s Registration Statements on Form F-10 (File Nos. 333-136927 and 333-137221))
8.	Comparative consolidated interim financial statements of Esprit for the period ended September 30, 2006, together with the notes thereto.
9.	Consent of Ernst & Young LLP (this consent shall be deemed an exhibit to each of Pengrowth’s Registration Statements on Form F-10 (File Nos. 333-136927 and 333-137221))

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
Date: November 29, 2006	By:	/s/ Christopher Webster
		Name:	Christopher Webster
		Title:	Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Pengrowth Energy Trust (“Pengrowth” or the “Trust”) 2900, 240 – 4th Ave SW Calgary, AB T2P 4H4

2.	Date of Material Change:

September 28, 2006

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on September 28, 2006 and would have been received by the securities commissions where the Trust is a “reporting issuer” or the equivalent thereof and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of its dissemination.

4.	Summary of Material Change

On September 28, 2006, the Trust completed the previously announced bought deal equity offering of 23,310,000 trust units (“Trust Units”) at $22.60 per Trust Unit for gross proceeds of $526,806,000.

5.	Full Description of Material Change:

On September 28, 2006, the Trust completed the previously announced bought deal equity offering of 23,310,000 Trust Units at $22.60 per Trust Units for gross proceeds of $526,806,000. A portion of the net proceeds from the offering were used to fund the acquisition of certain assets in the Carson Creek area of Alberta, which occurred concurrently with the closing of this offering on September 28, 2006. The remaining net proceeds will be applied to Pengrowth’s 2006 capital expansion program, the repayment of Pengrowth’s revolving credit facility or for general corporate purposes. Purchasers of Trust Units issued pursuant to the offering will be eligible for the $0.25 per unit distribution payable on October 15, 2006 to unitholders of record on October 2, 2006.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information

Not applicable

8.	Executive Officer:

For further information contact Mr. James S. Kinnear, Chairman, President and Chief Executive Officer by telephone at (403) 233-0224.

9.	Date of Report:

October 6, 2006.

PENGROWTH ENERGY TRUST
FORM 51-102F4
BUSINESS ACQUISITION REPORT
Identity of Company

1.1	Name and Address of Company

Pengrowth Energy Trust 2900, 240 – 4th Avenue S.W. Calgary, AB T2P 4H4

1.2	Executive Officer

Mr. James S. Kinnear, Chairman, President and Chief Executive Officer of Pengrowth Corporation, the administrator of Pengrowth Energy Trust, is knowledgeable about the significant acquisition and this Report and may be reached at (403) 233-0224.

Details of Acquisition

2.1	Nature of Business Acquired

Pengrowth Energy Trust (“Pengrowth”), Pengrowth Corporation, Esprit Energy Trust (“Esprit”) and Esprit Exploration Ltd. (“Esprit Ltd.”) entered into a combination agreement dated July 23, 2006, as amended, providing for the combination of Pengrowth and Esprit into a single trust to continue under the name Pengrowth Energy Trust (the “Merger”). The Merger was completed on October 2, 2006.

Esprit is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta. Esprit has two material subsidiaries, Esprit Ltd. and Esprit Exchangeco Ltd., both of which are incorporated pursuant to the laws of Alberta. Esprit indirectly acquires and holds interests in petroleum and natural gas properties through Esprit Ltd., which is a Calgary based oil and gas company with a natural gas focus on the western side of the Western Canadian Sedimentary Basin. The key areas of focus for Esprit Ltd. include Greater Olds, Berry/Winnifred, Peace River Arch, Saskatchewan, Central Alberta and Southern Alberta. The Greater Olds area represents 44 percent of Esprit’s production and has a proved plus probable reserve life index of 15.4 years and is 100 percent owned and operated and is covered entirely by 3D seismic.

2.2	Date of Acquisition

The date of the Merger for accounting purposes was October 2, 2006.

2.3	Consideration

Pursuant to the Merger, Pengrowth acquired all of the assets of Esprit in exchange for Pengrowth assuming the liabilities of Esprit and issuing 0.53 of a Pengrowth trust unit (“Pengrowth Trust Unit”) for each issued and outstanding Esprit trust unit (“Esprit Unit”). Pursuant to the Merger, Pengrowth issued an aggregate of approximately 34,514,327 Pengrowth Trust Units to the former holders of Esprit Units (net of the Pengrowth Trust Units that were issued to Pengrowth in consideration for its Esprit Units, which were cancelled immediately following the Merger).

As at September 30, 2006 Esprit had $277 million of bank indebtedness pursuant to a credit facility with a syndicate of four Canadian chartered banks. Pursuant to the Merger, Pengrowth repaid this indebtedness using its credit facilities.

Pursuant to the Merger, Pengrowth also assumed Esprit’s approximately $96 million aggregate principal amount of 6.5 percent convertible unsecured subordinated debentures due 2010 (“Esprit Debentures”) in accordance with their terms. As a result of the Merger, holders of Esprit Debentures will have the option of redeeming their Esprit Debentures at a price equal to 101 percent of the principal amount plus any accrued interest, or conversion to Pengrowth Trust Units at a price of $25.54 per Pengrowth Trust Unit.

2.4	Effect on Financial Position

As a result of the Merger, Pengrowth acquired significant additional reserves and production. As at December 31, 2005, Esprit had 66.7 million boe of proved plus probable reserves (on a company interest before royalties basis using forecast pricing) and approximately 16,750 to 17,350 boe per day of current production. Pursuant to the acquisition of Trifecta Resources Inc. on July 5, 2006, Esprit’s reserves and production were increased by 4.9 million boe of proved plus probable reserves and 750 boe per day of production (on a company interest before royalties basis using forecast pricing). In addition, the acquisition by Esprit of Trifecta added 30,000 gross (22,200 net) acres of undeveloped land to Esprit, bringing Esprit’s total undeveloped land position to approximately 300,000 net acres. The foregoing information was derived from Esprit’s press release issued on February 15, 2006 regarding its 2005 reserves and Esprit’s material change report dated June 26, 2006.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Prior to the Merger, Pengrowth Corporation held 1,489,000 Esprit Units. Pursuant to the Merger, Pengrowth Corporation received 789,170 Pengrowth Trust Units in exchange for these Esprit Units, which were subsequently exchanged with and cancelled by Pengrowth.

2.7	Date of Report

October 31, 2006

Financial Statements

The audited comparative consolidated financial statements and notes thereto of Esprit for the years ended December 31, 2005 and 2004, together with the report of the auditors are attached as Schedule “A” to this Report and the unaudited comparative financial statements of Esprit for the six months ended June 30, 2006 are attached as Schedule “B” to this Report. A reconciliation of the consolidated financial statements of Esprit for the years ended December 31, 2005 and 2004 to United States generally accepted accounting principles, together with the auditors’ report and the reconciliation of the unaudited interim consolidated financial statements of Esprit for the six months ended June 30, 2006 to Untied States generally accepted accounting principles is attached as Schedule “C” to this Report.

The unaudited pro forma consolidated financial statements of Pengrowth after giving effect to the Merger, including a pro forma balance sheet as at June 30, 2006, a pro forma consolidated statement of income for the six months ended June 30, 2006 and a pro forma consolidated statement of income for the year ended December 31, 2005 (including a reconciliation of such statements to United States generally accepted accounting principles), are attached as Schedule “D” to this Report.

Caution Regarding Engineering Terms

When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The term “reserve life index” refers to the number of years determined by dividing the aggregate of the proved plus probable reserves of a property by the estimated annual production using estimated production for the year 2006 as a reference.

Caution Regarding Forward-Looking Information

This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, statements with respect to: benefits of the Merger, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005, under “Risk Factors” in our Annual Information Form dated March 29, 2006 and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

SCHEDULE “A”
Audited comparative financial statements and notes thereto of Esprit for the years ended December 31, 2005 and 2004, together with the notes thereto and the report of the auditors thereon

AUDITOR’S REPORT
TO THE UNITHOLDERS OF ESPRIT ENERGY TRUST
We have audited the consolidated balance sheets of Esprit Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
February 14, 2006

ESPRIT ENERGY TRUST
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2005	2004

		(Restated
		note 3)
	(Stated in thousands
	of dollars)
ASSETS
Current assets
Accounts receivable	$43,433	$22,973
Prepaid expenses	7,684	2,773

	51,117	25,746
Property, plant and equipment, net (Note 7)	763,191	359,662
Goodwill (Note 4)	147,622	—
Deferred financing charges, net	3,933	—

	$965,863	$385,408

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$61,954	$36,264
Unitholder distributions payable	9,948	5,620

	71,902	41,884
Bank loans (Note 8)	144,239	86,875
Convertible debentures (Note 9)	93,866	—
Asset retirement obligations (Note 10)	24,059	11,006
Future income taxes (Note 14)	113,982	19,356

	448,048	159,121

Non-controlling interest (Note 12)	6,280	15,731

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 11)	617,862	298,726
Equity component of convertible debentures (Note 9)	2,090	—
Contributed surplus	2,638	—
Accumulated cash distributions (Note 6)	(114,125)	(16,788)
Retained earnings (deficit)	3,070	(71,382)

Total unitholders’ equity	511,535	210,556

	$965,863	$385,408

Commitments (Note 15)

D. Michael G. Stewart	W. Mark Schweitzer
Trustee	Trustee
See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

	For the Year Ended
	December 31,

	2005	2004

	(Stated in thousands of
	dollars, except per unit
	amounts)
Revenue
Oil and gas	$287,834	$184,649
Royalties	(67,645)	(44,549)

	220,189	140,100

Expenses
Operating	47,149	35,092
Depletion, depreciation and amortization	74,784	44,877
General and administrative	8,052	5,014
Interest and financing	8,340	3,233
Accretion of asset retirement obligation (Note 10)	1,198	902
Unit-based compensation (Note 11b)	2,638	1,835
Plan of Arrangement and other	849	8,497

	143,010	99,450
Earnings before income taxes and non-controlling interest	77,179	40,650

Income taxes (Note 14)
Current	1,121	772
Future	(822)	11,085

	299	11,857
Earnings before non-controlling interest	76,880	28,793
Non-controlling interest (Note 12)	2,428	694

Net earnings for the year	74,452	28,099

Deficit, beginning of year	(71,382)	(99,481)
Retained earnings (deficit), end of year	$3,070	$(71,382)

Net earnings per unit
Basic	1.31	0.70
Diluted	1.28	0.68
See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31,

	2005	2004

	(Stated in thousands of
	dollars, except for per unit
	amounts)
OPERATIONS
Net earnings for the year	$74,452	$28,099
Items not involving cash
Depletion, depreciation and amortization	74,784	44,877
Unit-based compensation	2,638	1,624
Accretion of asset retirement obligation	1,198	902
Accretion of convertible debentures	172	—
Amortization of deferred financing charges	522	—
Future income taxes	(822)	11,085
Non-controlling interest	2,428	694
Asset retirement expenditures	(1,118)	(504)

	154,254	86,777
Changes in non-cash working capital from operations	(3,076)	8,762

	151,178	95,539
FINANCING
Distributions	(97,336)	(16,788)
Change in unitholder distributions payable	4,328	5,620
Increase in bank loans	32,277	16,556
Issuance of convertible debentures, net of issue costs	95,545	—
Plan of arrangement costs and other	(341)	(10,507)
Issuance of shares on exercise of stock options	—	19,115
Payment of $0.22 per share on Plan of Arrangement	—	(36,091)
Debt assumed by ProspEx	—	10,655

	34,473	(11,440)
INVESTMENTS
Exploration and development expenditures	(79,383)	(122,419)
Property dispositions	278	37,644
Office equipment	(623)	(153)
Corporate acquisitions (Note 4)	(107,205)	—
Other	24	207

	(186,909)	(84,721)
Changes in non-cash working capital	1,258	622

	(185,651)	(84,099)

Change in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Supplementary cash flow information
Cash taxes paid	$902	$1,035
Interest paid	$7,756	$3,149
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION
Esprit Energy Trust (the “Trust”) was established on October 1, 2004 pursuant to a Plan of Arrangement (the “Arrangement”) involving the Trust, Esprit Exploration Ltd. (the “Company”) and ProspEx Resources Ltd. (“ProspEx”). Under the Arrangement, the Company transferred certain producing and exploratory oil and gas assets to ProspEx and each Esprit Exploration Ltd. shareholder received 0.25 of either a Class A Trust Unit, Class B Trust Unit or an exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a payment of $0.22 per share.
Pursuant to the terms of an agreement (the “NPI Agreement”), the Trust is entitled to a payment from the Company each month equal to the amount by which 99 percent of the gross proceeds from the sale of production exceed 99 percent of certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the Company. The Trustee may declare payable to the Trust Unitholders all or any part of the net income of the Trust earned from interest income on the notes and from the income generated under the NPI Agreement, and from any dividends paid on the common shares of the Company, less any expenses of the Trust (including interest on the convertible debentures).
The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company.
The 2005 consolidated financial statements reflect the results of the Trust and its subsidiaries. The comparative figures for 2004 reflect the results of operations and cash flows of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. Due to the conversion into a trust, certain information included in the consolidated financial statements for prior periods may not be comparable. The term “units” has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

2.	SIGNIFICANT ACCOUNTING POLICIES
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

(A) CONSOLIDATION
The consolidated financial statements include the accounts of the Trust and its subsidiaries. A substantial portion of the oil and gas activities are conducted jointly with others and the consolidated financial statements reflect only the Trust’s proportionate interest in such activities.

(B) CAPITAL ASSETS
The Trust follows the full cost method of accounting for exploration and development expenditures whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include lease acquisition, geological and geophysical, lease rentals on undeveloped properties, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities. Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.
All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs, and estimated costs of future development of proved undeveloped reserves are depleted and depreciated by the unit of production method based on estimated proved reserves before royalties as determined by independent engineers. Oil and gas reserves are converted to equivalent units using their relative energy content. Costs of unproved properties

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.
Oil and gas assets are evaluated in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flow expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flow is estimated using future product prices and costs and is discounted using the risk-free rate.
Amortization of capital assets not related to oil and gas assets is calculated using the declining balance method at rates ranging from 20 to 50 percent per annum. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

(C) GOODWILL
The Trust records goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the Trust compared to the book value of the Trust. If the fair value is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

(D) REVENUE RECOGNITION
Revenue associated with sale of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

(E) ASSET RETIREMENT OBLIGATION
The Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as producing well sites and natural gas processing plants, in the period in which they are incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire tangible assets are deducted from the liability as incurred.

(F) INCOME TAXES
The Trust is a taxable entity under the Income Tax Act (Canada) (the “Act”) and is taxable only on taxable income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders, it is not liable for income tax and therefore no provision for income taxes has been made in the Trust.
The Company follows the liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the amounts reported in the financial statements and the tax basis of the assets and liabilities, and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(G) UNIT-BASED COMPENSATION
Stock options granted on or after January 1, 2003 were accounted for based on the fair value method. The fair value was measured at the grant date and charged to earnings over the vesting period. Consideration paid on exercise of options is credited to share capital. As part of the Arrangement, all stock options were exercised or cancelled in 2004 resulting in a charge to earnings in 2004 for all amounts not previously expensed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The Trust’s Performance Unit Incentive Plan is described in Note 11 (b). Units granted under the plan are accounted for using the fair value method. The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus.

(H) FOREIGN CURRENCY
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the monthly average exchange rate. Translation gains or losses are included in earnings in the year incurred.

(I) FINANCIAL INSTRUMENTS
The Company uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. These instruments are not recognized in the financial statements on inception. Gains or losses arising from financial instruments on commodity prices and foreign currency are recognized as adjustments to the related revenue accounts when the gain or loss is realized.

3.	CHANGES IN ACCOUNTING POLICIES

(A) EXCHANGEABLE SECURITIES — NON-CONTROLLING INTEREST
In 2004, the Trust adopted the classification provisions of EIC 151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for classification as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests’ proportionate share of the Trust’s consolidated net earnings with a corresponding increase to the non-controlling interest on the balance sheet.
In accordance with the transitional provisions of the revised abstract, at June 30, 2005, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued. At June 30, 2005 the retroactive application for all exchangeable shares which had been converted to date resulted in an increase in property plant and equipment of $2.8 million ($1.9 million at December 31, 2004), an increase in unitholders’ capital of $1.9 million ($1.2 million at December 31, 2004) and an increase in future income taxes of $0.9 million (2004 — $0.6 million). The retroactive application of step acquisition accounting for the redemptions had no significant impact on current or prior period earnings and accordingly, the adjustment as a result of the changes has been recorded in the current period. Cash flow was not impacted by the change.

(B) HEDGING RELATIONSHIPS
In 2004, the Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective, requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust’s financial position or results of operations.

4.	ACQUISITIONS
On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. (“Resolute”) on the basis of 0.338 units of the Trust for each Resolute share resulting in the issuance of 24.1 million trust units. Total consideration, including the value of the units issued, transaction costs and distributions to former Resolute

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
shareholders, was $308.3 million. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.
On August 9, 2005, the Trust acquired all of the issued and outstanding shares of two private oil and gas companies (Markedon Energy Ltd. (“Markedon”) and Monroe Energy Inc. (“Monroe”)) for consideration of $100.2 million. The acquisitions were accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisitions.
The table below summarizes the allocation of the purchase prices to the net assets of the acquisitions:

	Resolute	Markedon	Monroe	Total

		($ thousands)
Fair value of trust units issued	301,332	—	—	301,332
April distribution on trust units issued to former Resolute shareholders	3,371	—	—	3,371
Cash	—	70,243	28,210	98,453
Transaction costs	3,629	1,340	412	5,381

Total cost of acquisitions	308,332	71,583	28,622	408,537

Allocated as follows:
Net working capital, including $13.3 million of cash	10,878	(1,845)	(254)	8,779
Debt assumed	(36,000)	—	—	(36,000)
Asset retirement obligation	(11,339)	(853)	(48)	(12,240)
Future income taxes	(65,112)	(20,597)	(8,701)	(94,410)
Goodwill	118,019	20,293	9,310	147,622
Property, plant and equipment	291,886	74,585	28,315	394,786

Total cost of acquisitions	308,332	71,583	28,622	408,537

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase allocations as the cost estimates and tax balances are finalized.

5.	TRANSFER OF NET ASSETS TO PROSPEX
Pursuant to the Arrangement, certain undeveloped land, seismic, producing oil and gas assets and liabilities were transferred to ProspEx on October 1, 2004. At the time of the transfer, ProspEx and the Trust were related parties. The assets and liabilities were transferred at the following net book values:

($ thousands)
Property, plant and equipment	38,843
Future tax asset	8,353
Long-term debt	(10,655)
Asset retirement obligation	(3,492)

Net assets transferred	33,049

In addition to the net assets transferred, $70 million of tax pools were transferred to ProspEx.
As part of the Arrangement, the Company incurred $8.5 million in payments to employees and officers, including termination, retention and transaction bonus payments. These costs have been reflected as a Plan of Arrangement expense in the statement of earnings. All other direct costs of the restructuring in the amount of $10.6 million were charged to unitholders’ capital.
In conjunction with the Arrangement, the Trust and ProspEx entered into an administrative and technical services agreement pursuant to which the Trust provided certain administrative and technical services to ProspEx until March 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	RECONCILIATION OF DISTRIBUTIONS

	2005	2004

	($ thousands except
	per unit amounts)
Cash distributions during the period	97,337	16,788
Accumulated cash distributions, beginning of period	16,788	—

Accumulated cash distributions, end of period	114,125	16,788

Cash distributions per unit(1)	1.71	0.42
Accumulated cash distributions per unit, beginning of period	0.42	—
Accumulated cash distributions per unit, end of period	2.13	0.42

(1)	Represents the sum of the distributions declared on each trust unit during the year.

7.	PROPERTY, PLANT AND EQUIPMENT

	2005	2004

	($ thousands)
Oil and gas properties	1,123,915	646,224
Other capital assets	5,581	4,959

	1,129,496	651,183
Less accumulated depletion, depreciation and amortization	(366,305)	(291,521)

Total capital assets, net	763,191	359,662

At December 31, 2005, oil and gas assets included $23.0 million (2004 — $7.0 million) relating to unproved properties which have been excluded from the depletion calculation. Future development costs related to proved undeveloped reserves of $81.3 million (2004 — $59.9 million) are included in the depletion calculation.
In 2005, the Trust capitalized $3.4 million (2004 — $3.7 million) of overhead directly related to acquisition, exploration and development activities.
In 2004, the Company sold to an unrelated third party certain coalbed methane and shallow gas properties for cash consideration of $37.7 million.
At December 31, 2005, the Trust applied a ceiling test to its oil and gas assets using expected future market prices of:

	2006	2007	2008	2009	2010	Thereafter

Natural gas ($ per thousand cubic feet)(1)	10.14	9.96	9.95	8.39	7.86	+2.0%/yr
Natural gas liquids ($ per barrel)(1)	60.10	60.57	58.56	56.33	55.11	+2.0%/yr
Crude oil ($ per barrel)(2)	66.55	67.07	64.84	62.37	61.02	+2.0%/yr

(1)	Weighted average plantgate price

(2)	Weighted average wellhead price
A ceiling test surplus existed at December 31, 2005 and 2004.

8.	BANK LOANS
The Trust executed an amended and restated credit agreement August 2005, which increased the Trust’s credit facility by $30 million to $280 million (2004 — $150 million). The credit agreement provides for an extendible revolving term and is secured by a $500 million (2004 — $250 million) demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the year ended December 31, 2005 was approximately 3.5 percent (2004 — 3.4 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.
The Trust has no debt denominated in a foreign currency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	CONVERTIBLE DEBENTURES
On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible extendible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 of each year. The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At December 31, 2005, the principal amount outstanding on the Debentures is $95.9 million.
The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders’ equity. The fair value of the conversion feature was calculated using an option pricing model. The debt portion will accrete up to the principal balance over the term of the Debentures. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest paid are expensed within “Interest and financing” in the consolidated statement of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unitholders’ equity will be reclassified to trust units along with the principal amount converted.
The following table sets forth a reconciliation of the Debenture activity:

	Debt	Equity
	Portion	Portion	Total

	($ thousands)
July 28, 2005 Issuance	97,820	2,180	100,000
Accretion	171	—	171
Conversion to trust units	(4,125)	(90)	(4,215)

Balance, December 31, 2005	93,866	2,090	95,956

10.	ASSET RETIREMENT OBLIGATION
The Trust has recorded the fair value of legal obligations associated with the retirement of all of its long-lived tangible assets, including its producing well sites and natural gas processing plants. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice.

	2005	2004

	($ thousands)
Balance, beginning of year	11,006	13,489
Transfer to ProspEx	—	(3,492)
Increase in liability from acquisitions	12,240	—
Liabilities incurred	875	611
Liabilities settled	(1,118)	(504)
Accretion expense	1,198	902
Revisions in estimated cash flows	(142)	—

Balance, end of year	24,059	11,006

The Trust used a credit adjusted, risk-free annual discount of seven percent and an inflation rate of two percent per annum to calculate the present value of the obligations. Undiscounted expenditures of $86.8 million are expected to be made over the next 45 years.

11.	UNITHOLDERS’ CAPITAL AND EXCHANGEABLE SHARES
Effective June 30, 2005, the Trust eliminated its dual trust unit structure. All trust units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. There are no residency restrictions on the trust units. Prior to this, the capital structure of the Trust consisted of Class A trust units and Class B

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
trust units. The Class A and Class B trust units had the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A trust units had no residency restrictions whereas the Class B trust units could only be held by Canadian residents.

(A) ISSUED AND OUTSTANDING
A summary of unitholders’ capital for the years ended December 31, 2005 and 2004 is as follows:

	Number	Amount

	(Thousands)	($ thousands)
Balance at December 31, 2004	40,183	298,726
Plan of Arrangement and trust unit issuance costs	—	(338)
Fair value of trust units issued on acquisition of Resolute	24,078	301,332
Units issued on conversion of exchangeable shares	1,797	12,521
Step purchase on exchangeable shares	—	1,406
Units issued on conversion of 6.5% convertible debentures	300	4,215

Total trust units as at December 31, 2005	66,358	617,862

(B) TRUST PERFORMANCE UNIT INCENTIVE PLAN AND STOCK OPTIONS
In accordance with the Arrangement, all outstanding stock options of the Company vested upon the completion of the Arrangement. $1.0 million, being the unexpensed portion of the fair value of the outstanding options, was expensed in the third quarter of 2004. In accordance with the Arrangement, the options outstanding at September 30, 2004 were converted into options to acquire Class B trust units and options to acquire common shares of ProspEx. All options were exercised within 30 days of the closing of the Arrangement. The continuity of the option plan is as follows:

		2004
	2005	Weighted Average
	Performance
	Units	Options	Exercise Price

	(Thousands)	(Thousands)	($/unit)
Outstanding at beginning of year	—	11,079	2.63
Granted	527	40	2.81
Exercised	—	(9,510)	2.35
Cancelled	(62)	(1,609)	4.15

Outstanding at end of year	465	—	—

The Trust has implemented a Performance Unit Incentive Plan (the “Plan”). Under the Plan, the Trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust’s performance relative to its peers.
As at December 31, 2005, 464,651 (2004 — Nil) performance units were issued and outstanding. The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. During the fourth quarter of 2005, the performance factor assumption on performance units vesting on January 1, 2006 was reduced from 1.0 to 0.25. For 2005, unit-based compensation expense of $2.7 million (2004 — $1.8 million) was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to unitholders’ equity when the units are ultimately issued.

(C) PER UNIT AMOUNTS
Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of convertible debentures and exchangeable shares using the “if-converted” method. The dilutive effect of performance units is including using the fair value method and the dilutive effect of stock options is included using the treasury stock method. An adjustment to the numerator of earnings per share amount was required in the diluted calculation to provide for the earnings ($2.4 million) attributable to the non-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
controlling interest and the interest on the convertible debentures ($2.7 million). The following table summarizes the trust units used in calculating net earnings per unit.
Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of stock options would be used to purchase trust units at the average price during the period. The weighted average number of units outstanding is then adjusted by this amount. The following table summarizes the trust units used in calculating net income per unit.

	2005	2004

	(Thousands)
Weighted average number of units outstanding — basic	56,869	40,023
Effect of performance units	310	469
Trust units issuable on conversion of exchangeable shares	1,772	558
Trust units issuable on conversion of debentures	3,016	—

Weighted average number of units outstanding — diluted	61,967	41,050

12.	NON-CONTROLLING INTEREST
Upon Esprit’s conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of a subsidiary, rather than trust units, if they so elected. Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings.
On October 1, 2007, the Trust will issue trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for trust units during the year ended December 31, 2005:

	Number of
Exchangeable shares	Shares	Amount

	(Thousands)	($ thousands)
Issued on October 1, 2004	2,443	18,066
Exchanged for trust units	(395)	(3,029)
Non-controlling interest in net earnings	—	694

Balance, December 31, 2004	2,048	15,731
Exchanged for trust units	(1,581)	(11,879)
Non-controlling interest in net income	—	2,428

Balance, December 31, 2005	467	6,280

Exchange ratio, December 31, 2005	1.16760
Trust units issuable upon conversion	545

The exchangeable shares of the subsidiary are accounted for in accordance with EIC 151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. The exchangeable shares are presented as a non-controlling interest because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which each exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the exchangeable shareholders’ proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	FINANCIAL INSTRUMENTS
The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place December 31, 2005:

	Notional	Physical/
Natural Gas Contracts	Volumes	Financial	Term			Price

	(GJ/d)
						($/GJ)
AECO Fixed Price	20,000	Financial	Nov. 1, 2005	-	Mar. 31, 2006			9.76
AECO Fixed Price	2,500	Physical	Nov. 1, 2005	-	Mar. 31, 2005			9.00
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	7.00	-	9.00
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	7.00	-	9.50
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	7.50	-	10.00
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	7.50	-	10.50
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	7.50	-	11.00
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	7.50	-	12.45
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	8.00	-	14.00
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	8.00	-	15.20
AECO Collar	2,500	Financial	Nov. 1, 2005	-	Mar. 31, 2006	9.00	-	16.70
AECO Fixed Price	17,500	Physical	Jan. 1, 2006	-	Jan. 31, 2006			12.3075
AECO Fixed Price	7,500	Physical	Feb. 1, 2006	-	Feb. 28, 2006			15.18
AECO Collar	2,500	Financial	Apr. 1, 2006	-	Oct. 31, 2006	7.50	-	10.10
AECO Collar	2,500	Financial	Apr. 1, 2006	-	Oct. 31, 2006	8.00	-	10.25
AECO Fixed Price	12,500	Financial	Apr. 1, 2006	-	Oct. 31, 2006			8.87
AECO Fixed Price	2,500	Physical	Apr. 1, 2006	-	Oct. 31, 2006			9.05
AECO Collar	2,500	Financial	Apr. 1, 2006	-	Oct. 31, 2006	9.50	-	13.00

	Notional
Crude Contracts	Volumes	Type	Term			Price

	(Bbl/d)
						(Cdn. $/bbl)
WTI Nymex Fixed Price	650	Financial	Nov. 1, 2005	-	Oct. 31, 2008	71.50
As at December 31, 2005, the Trust would have realized a loss of approximately $6.0 million (2004 — gain of $4.3 million) were all commodity hedging contracts closed out.
The carrying value of accounts receivable, deposits and accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures is approximately $105.3 million.
A substantial portion of the Trust’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.
The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and natural gas and natural gas liquids prices are influenced by US dollar denominated markets.
The Trust is exposed to a floating rate of interest on all of its bank loans.
The Trust has no instruments in place at December 31, 2005 (2004 — Nil) to manage the foreign currency and interest rate exposures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	FUTURE INCOME TAXES
The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before taxes. The reasons for these differences are as follows:

	2005	2004

	($ thousands except
	where noted)
Earnings before income taxes and non-controlling interest	77,179	40,650
Rate	37.62%	38.62%

Computed expected provision for future income taxes	29,035	15,699
Increase (decrease) in taxes resulting from:
Non-deductible Crown payments, net of ARTC	11,384	8,824
Resource allowance	(14,122)	(8,429)
Net income of the Trust and other	(28,019)	(5,902)
Non-deductible unit-based compensation	993	627
Effect of change in tax rate	(93)	251
Valuation allowance	—	15

	(822)	11,085
Capital taxes	1,121	772

Income tax expense	299	11,857

The components of the future income tax asset at December 31, 2005 and 2004 are as follows:

	2005	2004

	($ thousands)
Tax assets:
Loss carryforwards and other	7,581	55,381
Asset retirement obligation	8,089	3,700
Share issue costs	231	333

	15,901	59,414
Tax liabilities:
Capital assets	126,338	75,225

	(110,437)	(15,811)
Valuation allowance	(3,545)	(3,545)

Future tax (liability) asset	(113,982)	(19,356)

The Trust meets criteria qualifying it for income tax treatment permitting a tax deduction for distributions paid to the unit holders in addition to other deductions available in the Trust. At December 31, 2005, the book amounts of the Trust’s assets and liabilities exceed the tax basis by $3.2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	COMMITMENTS
The Company has committed to certain payments over the next five years as follows:

	2006	2007	2008	2009	2010

	($ thousands)
Bank loan(1)	—	144,316	—	—	—
Convertible debentures(2)	—	—	—	—	95,850	(2)
Pipeline transportation	2,090	1,482	1,182	—	—
Operating leases	362	403	435	443	479
Software licenses	562	—	—	—	—

	3,014	146,201	1,617	443	96,329

(1)	The credit facility may be extended at the mutual agreement of the Trust and its lenders in May 2006. The Trust intends to extend the terms of this agreement on an ongoing basis. If the facility is not extended, a balloon payment is required on June 1, 2007. Additional details regarding the Trust’s bank loans debt are described in Note 8.

(2)	As described in Note 9, the Debentures mature on December 31, 2010. The Trust has the option to settle the Debentures with either cash or trust units.

SCHEDULE “B”
Unaudited comparative consolidated financial statements of Esprit for the six months ended June 30, 2006, together with the notes thereto

ESPRIT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2006	2005

	(Unaudited)
	(Stated in thousands
	of dollars)
ASSETS
Current assets
Accounts receivable	$29,086	$43,433
Prepaid expenses	6,291	7,684

	35,377	51,117
Property, plant and equipment, net	734,061	763,191
Goodwill	147,622	147,622
Deferred financing charges, net	3,581	3,933

	$920,641	$965,863

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$39,304	$61,954
Unit holder distributions payable	9,973	9,948

	49,277	71,902
Bank loan (Note 2)	141,830	144,239
Convertible debentures (Note 3)	94,057	93,866
Asset retirement obligations (Note 4)	25,206	24,059
Future income taxes	106,668	113,982

	417,038	448,048
Non-controlling interest (Note 5)	4,019	6,280
UNITHOLDER’S EQUITY
Unit holder’s capital (Note 6)	623,592	617,862
Equity component of convertible debentures (Note 3)	2,090	2,090
Contributed surplus (Note 6)	6,716	2,638
Deficit	(132,814)	(111,055)

Total unit holder’s equity	499,584	511,535

	$920,641	$965,863

Subsequent events (Note 11)
See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2006	2005	2006	2005

	(Unaudited)
	(Stated in thousands of dollars, except per unit amounts)
Revenue
Oil and gas	$77,658	$57,940	$165,931	$100,997
Royalties	(17,090)	(12,182)	(38,684)	(22,372)
Other income	559	—	1,449	—

	61,127	45,758	128,696	78,625

Expenses
Operating	14,227	10,412	28,134	17,824
Transportation	592	558	1,265	977
Depletion, depreciation and amortization	25,559	15,821	50,732	26,008
General and administrative	3,862	1,957	6,899	3,529
Interest and financing (Note 9)	3,677	1,124	7,364	2,008
Accretion of asset retirement obligation	433	323	871	516
Unit-based compensation	2,711	802	3,141	1,232
Other	—	788	—	804

	51,061	31,785	98,406	52,898
Earnings before income taxes and non-controlling interest	10,066	13,973	30,290	25,727

Income taxes
Capital tax (recovery)	(5)	349	307	445
Future (reduction)	(8,579)	(2,922)	(8,515)	(2,852)

	(8,584)	(2,573)	(8,208)	(2,407)

Earnings before non-controlling interest	18,650	16,546	38,498	28,134
Non-controlling interest (Note 5)	238	640	494	1,199

Net earnings for the period	18,412	15,906	38,004	26,935
Deficit, beginning of period	(121,329)	(94,033)	(111,055)	(88,170)
Distributions paid or declared (Note 8)	(29,897)	(23,703)	(59,763)	(40,595)

Deficit, end of period	$(132,814)	$(101,830)	$(132,814)	$(101,830)

Net earnings per unit — basic	0.28	0.28	0.57	0.55
— diluted	0.27	0.27	0.55	0.53
See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30		June 30

	2006	2005	2006	2005

	(Unaudited)
	(Stated in thousands of dollars)
OPERATIONS
Net earnings for the period	$18,412	$15,906	$38,004	$26,935
Items not involving cash
Depletion, depreciation and amortization	25,559	15,821	50,732	26,008
Unit-based compensation	2,711	802	3,141	1,232
Accretion of asset retirement obligation	433	323	871	516
Accretion of convertible debentures	92	—	191	—
Amortization of deferred financing charges	164	—	352	—
Future income taxes	(8,579)	(2,922)	(8,515)	(2,852)
Non-controlling interest	238	640	494	1,199
Asset retirement expenditures	(187)	(66)	(496)	(77)

	38,843	30,504	84,774	52,961
Changes in non-cash working capital from operations	3,546	(329)	(4,224)	(4,132)

	42,389	30,175	80,550	48,829

FINANCING
Distributions	(29,897)	(23,703)	(59,763)	(40,595)
Change in unit holder distributions payable	12	3,393	25	3,405
Increase (decrease) in bank loans	6,599	17,934	(2,409)	24,225
Plan of arrangement costs and other	—	(136)	—	(251)

	(23,286)	(2,512)	(62,147)	(13,216)

INVESTMENTS
Exploration and development expenditures	(15,424)	(18,334)	(30,852)	(28,788)
Property dispositions	—	—	16,000	—
Office equipment and other	(703)	(246)	(865)	(304)
Corporate acquisitions	—	(6,971)	—	(7,000)
Changes in non-cash working capital from investments	(2,976)	(2,112)	(2,686)	479

	(19,103)	(27,663)	(18,403)	(35,613)

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Supplementary cash flow information
Cash taxes paid	$260	$245	$740	$585
Interest paid	$5,003	$1,124	$6,873	$1,996
See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006
(unaudited)
(stated in thousands of dollars, unless otherwise indicated)

1.	BASIS OF PRESENTATION
The unaudited interim consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures included below are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust’s annual report for the year ended December 31,2005. Certain comparative amounts have been reclassified to conform with current year’s presentation.

2.	BANK LOAN
Effective July 5, 2006, the Trust has amended and restated its credit facility with a syndicate of four Canadian chartered banks. The credit facility has been increased from $280 million to $330 million. The credit agreement provides for an extendible revolving term and is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the quarter was approximately 5.0 percent (2005 — 3.5 percent). The facility is fully revolving until May 31, 2007 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2008.
The Trust has no debt denominated in a foreign currency.

3.	CONVERTIBLE DEBENTURES
On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 in each year. Debentures have a face value of $1,000 and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At June 30,2006,the principal amount outstanding on the Debentures is $95.9 million.
The Debentures have been classified as debt net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders’ equity. The debt portion will accrete up to the outstanding principal balance at maturity. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest cost are expensed within “Interest and financing” in the consolidated statement of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unit holders’ equity will be reclassified to trust units along with the principal amount converted.
The following table sets forth a reconciliation of the Debenture activity for the six-month period ended June 30, 2006:

	Debt	Equity
	Portion	Portion	Total

	($ thousands)
Balance, December 31, 2005	$93,866	$2,090	$95,956
Accretion	191	—	191
Conversion to trust units	—	—	—

Balance, June 30, 2006	$94,057	$2,090	$96,147

4.	ASSET RETIREMENT OBLIGATION
The Trust has recorded the fair value of legal obligations associated with the retirement of all of its long lived tangible assets, including its producing well sites and natural gas processing plants. The estimation of these costs is based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
engineering estimates using current costs and technology and in accordance with current legislation and industry practice.

	Six Months Ended	Twelve Months Ended
	June 30, 2006	December 31, 2005

	($ thousands)
Balance, beginning of period	$24,059	$11,006
Increase in liability from acquisitions	—	12,240
Liabilities incurred	128	875
Liabilities settled	(496)	(1,118)
Accretion expense	871	1,198
Revisions in estimated cash flows	644	(142)

Balance, end of period	$25,206	$24,059

The Trust used a credit adjusted, risk-free annual discount rate of seven percent and an inflation rate of two percent per annum to calculate the present value of the obligations. Undiscounted expenditures of $91.7 million are expected to be made over the next 45 years.

5.	NON-CONTROLLING INTEREST
Upon the conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of the Company, rather than trust units, if they so elected. Exchangeable shares of the Company are exchangeable at the option of the holder at any time, based on the exchange ratio, into trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings. Upon conversion, that portion of the noncontrolling interest represented by the exchangeable shares exchanged for trust units is removed from the non-controlling interest and added to unitholders’ capital. At June 30, 2006, there were 392,243 exchangeable shares outstanding which could be exchanged for 491,837 trust units.
On October 1, 2007, the Trust will issue trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio.
The following table summarizes the changes in the non-controlling interest during the period:

	June 30,	December 31,
	2006	2005

	($ thousands)
Non-controlling interest, beginning of period	$6,280	$15,731
Exchanged for trust units	(2,755)	(11,879)
Current period net earnings attributable to non-controlling interest	494	2,428

Non-controlling interest, end of period	$4,019	$6,280

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	UNITHOLDERS’ CAPITAL

(A)	ISSUED AND OUTSTANDING

	June 30, 2006		December 31, 2005

	Number		Number
	of Units	Amount	of Units	Amount

	($ thousands, number of units — thousands)
Balance, beginning of period	66,358	$617,862	40,183	$298,726
Plan of Arrangement and trust unit issuance costs	—	—	—	(338)
Fair value of trust units issued on acquisition of Resolute Energy Inc.	—	—	24,078	301,332
Units issued on conversion of exchangeable shares	90	2,755	1,797	12,521
Step purchase on exchangeable shares	—	2,565	—	1,406
Units issued on conversion of convertible debenture	—	—	300	4,215
Units issued on exercising of performance units (Note 7)	46	—	—	—
Transfer to equity from contributed surplus	—	410	—	—

Balance, end of period	66,494	$623,592	66,358	$617,862

(B)	PER UNIT AMOUNTS
Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of convertible debentures and exchangeable shares using the “if-converted” method. The dilutive effect of performance units is included using the fair value method. An adjustment to the numerator of diluted earnings per share calculation was required to provide for the earnings ($0.2 million and $0.5 million for the three and six-month periods ended June 30, 2006) attributable to the non-controlling interest and the interest on the convertible debentures ($1.6 million and $3.1 million for the three and six-month periods ended June 30, 2006).
The following table summarizes the trust units used in the per unit calculations:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

	(Number of units — thousands)
Weighted average number of units outstanding — basic	66,462	56,802	66,424	48,576
Effect of performance units	1,675	146	1,668	88
Trust units issuable on conversion of exchangeable shares	508	2,013	529	2,079
Trust units issuable on conversion of debentures	6,921	—	6,921	—

Weighted average number of units outstanding — diluted	75,566	58,961	75,542	50,743

(C)	CONTRIBUTED SURPLUS
The following is a schedule outlining the components within contributed surplus:

	June 30,	December 31,
	2006	2005

	($ thousands)
Contributed surplus, beginning of period	$2,638	$—
Unit based compensation	4,488	2,638
Conversion of performance units	(410)	—

Contributed surplus, end of period	$6,716	$2,638

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	UNIT BASED COMPENSATION PLAN

(Number of
units — thousands)

Balance, December 31, 2005	465
Granted	663
Exercised	(46)
Cancelled	(214)

Balance, June 30, 2006	868

The Trust has implemented a Performance Unit Incentive Plan (the “Plan”). Under the Plan, the Trustees may grant up to five percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of a number of trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust’s performance relative to its peers. The maximum number of units issuable under the PUIP are approximately two million units.
The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. The fair value of the performance units granted for the three and six-month periods ended June 30,2006,was approximately $2.3 million and $3.9 million respectively. For the three and six-month periods ended June 30,2006,unit-based compensation expense of $2.7 million and $3.1 million, respectively (2005 — $0.8 million and $1.2 million) was recorded in the statement of earnings. The Trust has capitalized $1.7 million of unit-based compensation in the current period. Previously the Trust did not record capitalization of its unit-based compensation. A corresponding increase to contributed surplus was recorded for the amounts related to unit-based compensation. The contributed surplus balance is transferred to equity when the units are ultimately issued.

8.	DISTRIBUTIONS
The Trust pays distributions to the unitholders of record at the end of each month. Payments are made on the 15th day of the following month or the next business day where such date falls on a weekend or holiday. For the three-month period ended June 30, 2006, the Trust declared distributions of $0.15 per unit per month.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

	($ thousands, except per unit amounts)
Cash distributions	$29,897	$23,703	$59,763	$40,595
Accumulated cash distributions, beginning of period	143,991	33,680	114,125	16,788

Accumulated cash distributions, end of period	$173,888	$57,383	$173,888	$57,383

Cash distributions per unit(1)	$0.45	$0.42	$0.90	$0.84
Accumulated cash distributions per unit, beginning of period	2.58	0.84	2.13	0.42

Accumulated cash distributions per unit, end of period	$3.03	$1.26	$3.03	$1.26

(1)	Represents the sum of the distributions declared on each trust unit during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	INTEREST AND FINANCING
The following is a schedule outlining the components within interest and financing charges:

	Three Months		Six Months Ended
	Ended June 30,		June 30,

	2006	2005	2006	2005

	($ thousands)
Interest on bank loans	$1,842	$1,124	$3,706	$2,008
Interest on Debentures	1,579	—	3,115	—
Amortization of Debenture issue costs	164	—	352	—
Accretion on debt portion of Debentures	92	—	191	—

Total interest and financing charges	$3,677	$1,124	$7,364	$2,008

10.	FINANCIAL INSTRUMENTS

(A)	COMMODITY CONTRACTS
The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place at June 30, 2006:

	Notional	Physical/
Natural Gas Contracts	Volumes	Financial	Term	Average Price

	GJ/d
AECO Fixed Price	12,500	Financial	Apr. 1/06 - Oct. 31/06	$8.87
AECO Fixed Price	2,500	Physical	Apr. 1/06 - Oct. 31/06	$9.05
AECO Collar	2,500	Financial	Apr. 1/06 - Oct. 31/06	$7.50 - 10.10
AECO Collar	2,500	Financial	Apr. 1/06 - Oct. 31/06	$8.00 - 10.25
AECO Collar	2,500	Financial	Apr. 1/06 - Oct. 31/06	$9.50 - 13.00
AECO Fixed Price	7,500	Financial	Nov. 1/06 - Mar. 31/07	$9.64
AECO Fixed Price	5,000	Financial	Apr. 1/07 - Oct. 31/07	$8.36

	Notional
Crude Contracts	Volumes	Type	Term	Price

	bbl/d			($Cdn./bbl)
WTI Nymex Fixed Price — CAD	650	Financial	Nov. 1/05 - Oct. 31/08	$71.50
WTI Nymex Fixed Price — CAD	350	Financial	Nov. 1/06 - Oct. 31/08	$79.35
As at June 30, 2006, the Trust would have realized a gain of approximately $5.9 million (2005 — $1.5 million) had all commodity hedging contracts been closed out.

(B) FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of accounts receivable, prepaid expenses, accounts payable and accrued liabilities and unitholder distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures outstanding at June 30, 2006, was approximately $96.1 million.
A substantial portion of the Trust’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.
The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to U.S. dollar denominated prices and natural gas and natural gas liquids prices are influenced by U.S. dollar denominated markets.
The Trust has no instruments in place at June 30, 2006, (2005 — Nil) to manage the foreign currency and interest rate exposures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	SUBSEQUENT EVENTS

(A) ACQUISITION
On July 5, 2006, the Trust announced that it had closed the acquisition of Trifecta Resources Inc. (“Trifecta”), a private oil & gas producer, for consideration of approximately $102 million. The Trust financed the acquisition of Trifecta by drawing on the Trust’s credit facility.

(B) AGREEMENT TO MERGE
On July 24, 2006, Pengrowth Energy Trust (“Pengrowth”) a senior oil and gas royalty trust listed on the TSX and NYSE (ticker symbols PGF.UN and PGH respectively),and the Trust announced that they have entered into an Agreement (“the Agreement”) providing for the combination of Pengrowth and the Trust (“the Combination”). Under terms of the Agreement, each unit of the Trust would be exchanged for 0.53 of a Pengrowth unit. The Board of Trustees of the Trust intends to declare a one time special distribution of $0.30 per unit of the Trust, payable prior to closing of the Combination. The Combination is subject to the approval of 66 2/3 percent of the Trust’s unitholders at a meeting to be held on September 26,2 006. The Combination is expected to be effective on or about September 28, 2006.

SCHEDULE “C”
Reconciliation of the consolidated financial statements of Esprit for the years ended December 31,
2005 and 2004 to United States generally accepted accounting principles, together with the auditors’ report and the reconciliation of the unaudited interim consolidated financial statements of Esprit for the six months ended June 30, 2006 to United States generally accepted accounting principles.

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Unitholders of Esprit Energy Trust
On February 14, 2006, we reported on the consolidated balance sheets of Esprit Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Differences between Canadian and United States Generally Accepted Accounting Principles” attached hereto. This supplemental note is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
(signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
August 21, 2006

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(Tabular amount are stated in thousands of dollars except unit and per unit information)
The consolidated financial statements of Esprit Energy Trust (“Esprit” or “the Trust”) have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. Any differences in accounting principles as they pertain to the consolidated financial statements are immaterial except as described below. Items required for financial disclosure under U.S. GAAP may be different from disclosure standards under Canadian GAAP; any such differences are not reflected here.
The application of U.S. GAAP would have the following effect on net income as reported for the 6 months period ended June 30, 2006 and years ended December 31, 2005 and 2004:

	6 months ended	Year ended	Year ended
	June 30,	December 31,	December 31,
	2006	2005	2004

	(unaudited)
Net income as reported for Canadian GAAP	$38,004	$74,452	$28,099
Adjustments:
Depletion and depreciation (a)	1,430	3,749	3,229
Unrealized gain/(loss) on derivative instruments (c)	11,925	(10,300)	4,300
Non-controlling interest (e)	494	2,428	694
Non-cash interest expense on debentures (g)	191	171	—
Reversal of unit based compensation expense under Canadian GAAP (b)	3,141	—	—
Cumulative effect of change in accounting policy under SFAS No. 123R (b)	(825)	—	—
Stock based compensation under U.S. GAAP (b)	(439)	—	—
Effect of applicable income taxes on the above adjustments	(4,490)	2,202	(2,830)

Net earnings and comprehensive income under U.S. GAAP	$49,431	$72,702	$33,492

Weighted average units for U.S. GAAP (000’s)
— Basic	66,953	58,641	40,581
— Diluted	75,542	61,967	41,050
Net earnings per unit under U.S. GAAP
— Basic	$0.74	$1.24	$0.83
— Diluted	$0.70	$1.22	$0.82

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported at June 30, 2006, December 31, 2005, and December 31, 2004:

	June 30, 2006		December 31, 2005		December 31, 2004

	Canadian		Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP	GAAP	U.S. GAAP

	(unaudited)
Assets
Derivative assets — current (c)	$—	$11,433	$—	$—	$—	$4,300
Property, plant and equipment, net (a)	734,061	702,784	763,191	735,351	359,662	331,159
Deferred financing charges, net (g)	3,581	—	3,933	—	—	—

Liabilities
Derivative liabilities
— current (c)	—	—	—	5,245	—	—
— non-current (c)	—	5,508	—	755	—	—
Performance unit liability (b)	—	4,146	—	—	—	—
Convertible debentures (g)	94,057	92,204	93,866	91,852	—	—
Future income taxes	106,668	112,581	113,982	116,605	19,356	25,219
Non-controlling interest (e)	4,019	—	6,280	—	15,731	—
Temporary equity (b)	—	732,829	—	846,994	—	493,372

Unitholders’ Equity
Unitholders’ capital (d)	623,592	—	617,862	—	298,726	—
Equity component of convertible debentures (g)	2,090	—	2,090	—	—	—
Contributed surplus (b)	6,716	—	2,638	2,638	—	—
Deficit	(132,814)	(266,365)	(111,055)	(370,199)	(88,170)	(297,151)
The above noted differences between Canadian GAAP and U.S. GAAP are the result of the following:

(a)	Under Canadian GAAP, the Trust performs an impairment test that limits capitalized costs to the discounted estimated future net revenue from proved and risked probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. The discount rate used is equal to the risk free interest rate. Under U.S. GAAP, entities using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the U.S. GAAP ceiling tests are those in effect at year end.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depreciation and depletion under US and Canadian GAAP will differ in subsequent years. The amount recorded for depletion and depreciation have been adjusted in the periods following the ceiling test write-downs taken in 1999 and 2001 under U.S. GAAP.

(b)	Under Canadian GAAP, the Company follows the fair value method of accounting for unit-based compensation in respect of options granted on or after January 1, 2003. U.S. GAAP, SFAS 123 “Accounting for Stock-Based Compensation” determines compensation expense using the same method and as such there is no difference between Canadian and U.S. GAAP in respect of options granted on or after January 1, 2003 and prior to adoption of SFAS 123R. The compensation expense associated with options granted prior to January 1, 2003 is disclosed on a pro forma basis. Because all options were either exercised or cancelled in 2004, there is no pro forma expense disclosed for December 31, 2005 and June 30, 2006.

Year ended December 31,	2004

Net earnings for the year under U.S. GAAP	$33,492
Compensation expense related to options granted prior to January 1, 2003	809

Pro forma net earnings under U.S. GAAP	$32,683

Pro forma net earnings per unit under U.S. GAAP
Basic	$0.81
Diluted	$0.80

Effective January 1, 2006, the Trust adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS No. 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation”. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. Liability classified awards, such as the Trust’s performance units, are re-measured to fair value at each balance sheet date until the award is settled rather than being treated as an equity classified award on the grant date as required under SFAS 123 and Canadian GAAP. The Trust has adopted this standard by applying the modified prospective method. As a result of the adoption of SFAS No. 123R, the Trust has recorded a performance unit liability of $3.4 million which represents the fair value of all outstanding performance units at January 1, 2006, in proportion to the requisite service period rendered to that date. In addition, contributed surplus and net earnings have been reduced by $2.6 million and $0.8 million respectively, representing previously recognized compensation cost for all outstanding performance units and an expense to record the cumulative effect of a change in accounting principle. Changes in fair value between periods are charged or credited to earnings with a corresponding change in the performance unit liability.

(c)	U.S. GAAP requires that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded on the consolidated balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized in earnings unless specific hedge accounting criteria are met. The Trust has not designated any items as hedges for U.S. GAAP purposes.

(d)	The trust units are redeemable at the option of the holder based on the lesser of 95% of the average market trading price of the trust units for the 10 trading days after the date the trust units were tendered for redemption or the closing market price of the trust units on that date. Trust units can be redeemed to a cash limit of $100,000 per month or a greater limit at the discretion of the Trustees.

Redemption in excess of the cash limit shall be satisfied first by way of a distribution in specie of the pro-rata share of securities held by the Trust on the date the trust units were tendered for redemption, and second by issuance of unsecured subordinated notes bearing interest at a rate determined by the Trustees at the time of issuance.

Under U.S. GAAP, as the trust units and exchangeable shares are redeemable at the option of the unitholder, the trust units must be valued at their redemption amount and presented as temporary equity in the consolidated balance sheet. The redemption value of the units and shares is determined with respect to the trading value of the units. Under Canadian GAAP, the trust units are classified as permanent equity. As of June 30, 2006 and December 31, 2005 and 2004, the Trust has classified $732.8 million, $847.0 million and $493.4 million, respectively, as temporary equity in accordance with U.S. GAAP. Changes in redemption value between periods are charged or credited to retained earnings (deficit).

On October 1, 2004, Esprit Exploration Ltd. converted to a trust. Prior to the trust conversion there were no redeemable equity instruments outstanding.

(e)	Under Canadian GAAP, exchangeable shares are classified as non-controlling interest to reflect a minority ownership in one of the Trust’s subsidiaries. As these exchangeable shares must ultimately be converted into units, the exchangeable shares are classified as temporary equity along with the units for U.S. GAAP purposes and step acquisitions of the non-controlling interest recorded for Canadian GAAP purposes are reversed for US GAAP purposes.

(f)	Under the Canadian GAAP, basic net income per unit is calculated based on net income after non-controlling interest divided by the weighted average number of units and diluted net income per unit is calculated based on net income before non-controlling interest and interest on convertible debentures divided by the dilutive number of units. Under U.S. GAAP, the exchangeable shares are classified in the same manner as trust units and as such there is no non-controlling interest. Basic net income per unit is calculated based on net income divided by the weighted average number of units and the unit equivalent of the outstanding exchangeable shares. Diluted net income per unit is calculated based on net income before interest on convertible debentures divided by the sum of the weighted average units, the unit equivalent of the outstanding exchangeable shares, and the dilutive impact of stock options and convertible debentures.

(g)	Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to unitholders’ equity. Issue costs for the debentures are classified as deferred financing charges. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the equity component is recorded in the consolidated statements of earnings with a corresponding credit to the convertible debenture liability balance to accrete that balance to the principal due on maturity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt net of the issue costs that are recorded as deferred financing charges. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

(h)	In 2005 and 2004 certain transportation costs incurred by the Trust were presented net of the revenues under Canadian GAAP. During 2006 the Trust reclassified these costs to operating expenses. Revenues and operating expenses would have been increased by $2.4 million for the year ended 2005 and $2.4 million for the year ended 2004 for this reclassification.

(i)	The subtotal line within cash flows from operations would not be presented in a cash flow statement prepared under U.S. GAAP.

(j)	New accounting pronouncements:

•	In 2004, FASB issued FAS 153 “Exchange on Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. Under FAS 153, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. The provisions of FAS 153 are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of FAS 153. The adoption of FAS 153 as at January 1, 2006 did not have an impact on the Trust.

SCHEDULE “D”
Unaudited pro forma consolidated financial statements of Pengrowth after giving effect to the Merger

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
The Board of Directors of Pengrowth Corporation, as
     Administrators of Pengrowth Energy Trust
We have read the accompanying unaudited pro forma consolidated balance sheet of Pengrowth Energy Trust as at June 30, 2006 and unaudited pro forma consolidated statements of income for the six months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.	Compared the figures in the columns captioned “Pengrowth Energy Trust” to the unaudited consolidated financial statements of the Trust as at June 30, 2006 and for the six months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Esprit Energy Trust” to the unaudited consolidated financial statements of Esprit Energy Trust as at June 30, 2006 and for the six months then ended, and the audited consolidated financial statements of Esprit Energy Trust for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
      The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Pengrowth Energy Trust” and “Esprit Energy Trust” as at June 30, 2006 and for the six months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro Forma Pengrowth Energy Trust” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
August 22, 2006

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS
The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.
signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
August 22, 2006

PENGROWTH ENERGY TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2006
(Unaudited)

					Pro Forma
	Pengrowth	Esprit			Pengrowth
	Energy Trust	Energy Trust	Adjustments		Energy Trust

ASSETS
CURRENT ASSETS
Cash	$1,197	$—			$1,197
Accounts receivable	117,578	29,086			146,664
Prepaid expenses	—	6,291			6,291

	118,775	35,377			154,152

REMEDIATION TRUST FUNDS	8,999	—			8,999
DEFERRED CHARGES	6,539	3,581	2,319	2(f)	12,439
LONG TERM INVESTMENTS	26,990	—	(19,990)	2(f)	7,000
GOODWILL	182,835	147,622	(45,583)	2(f)	284,874
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	2,081,403	734,061	732,377	2(f)	3,547,841

	$2,425,541	$920,641			$4,015,305

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$103,866	$39,304	40,198	2(e)(f)	$183,368
Distributions payable to unitholders	80,437	9,973	20,107	2(e)(f)	110,517
Due to Pengrowth Management Limited	3,424	—			3,424
Note payable	20,000	—			20,000
Other liabilities	8,198	—			8,198

	215,925	49,277			325,507

CONTRACT LIABILITIES	10,767	—			10,767
CONVERTIBLE DEBENTURES	—	94,057	4,391	2(f)(g)	98,448
LONG-TERM DEBT	488,310	141,830			630,140
ASSET RETIREMENT OBLIGATIONS	187,925	25,206	(2,171)	2(f)	210,960
FUTURE INCOME TAXES	91,764	106,668	212,389	2(f)	410,821

	994,691	417,038			1,686,643

NON-CONTROLLING INTEREST	—	4,019	(4,019)	2(c)	—

TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital	2,533,040	623,592	272,418	2(d)(f)	3,429,050
Contributed surplus	4,905	6,716	(6,716)		4,905
Equity component of convertible debentures	—	2,090	(288)	2(f)(g)	1,802
Deficit	(1,107,095)	(132,814)	132,814		(1,107,095)

	1,430,850	499,584			2,328,662

	$2,425,541	$920,641			$4,015,305

See accompanying notes to the pro forma consolidated financial statements.

PENGROWTH ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
Six Months Ended June 30, 2006
(Unaudited)

					Pro Forma
	Pengrowth	Esprit			Pengrowth
	Energy Trust	Energy Trust	Adjustments		Energy Trust

	(Stated in thousands of dollars)
REVENUES
Oil and gas sales	$575,428	$165,931			$741,359
Processing and other income	7,205	—			7,205
Royalties, net of incentives	(110,625)	(38,684)	(272)	3(a)	(149,581)

	472,008	127,247			598,983
Interest and other income	696	1,449			2,145

NET REVENUE	472,704	128,696			601,128

EXPENSES
Operating	112,020	28,134			140,154
Transportation	3,539	1,265			4,804
Amortization of injectants for miscible floods	16,507	—			16,507
Interest	12,289	7,364	1,725	3(c)	21,378
General and administrative	17,517	10,040			27,557
Management fee	7,558	—			7,558
Foreign exchange (gain) loss	(9,120)	—			(9,120)
Depletion and depreciation	138,883	50,732	44,991	3(b)	234,606
Accretion	7,231	871			8,102
Unrealized loss on commodity contracts	3,389	—			3,389
Other expenses	4,777	—			4,777

	314,590	98,406			459,712

NET INCOME BEFORE TAXES AND NON-CONTROLLING INTEREST	158,114	30,290			141,416

INCOME TAX EXPENSE (REDUCTION)
Capital	11	307			318
Future	(18,348)	(8,515)	(500)	3(d)	(27,363)

	(18,337)	(8,208)			(27,045)

NET INCOME BEFORE NON-CONTROLLING INTEREST	176,451	38,498			168,461

NON-CONTROLLING INTEREST	—	494	(494)	2(c)	—

NET INCOME	$176,451	$38,004			$168,461

NET INCOME PER TRUST UNIT
Basic	$1.10	$0.57			$0.86

Diluted	$1.10	$0.55			$0.86

See accompanying notes to the pro forma consolidated financial statements.

PENGROWTH ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2005
(Unaudited)

					Pro Forma
	Pengrowth	Esprit			Pengrowth Energy
	Energy Trust	Energy Trust	Adjustments		Trust

	(Stated in thousands of dollars)
REVENUES
Oil and gas sales	$1,151,510	$290,283			$1,441,793
Processing and other income	15,091	—			15,091
Royalties, net of incentives	(213,863)	(67,645)	(500)	3(a)	(282,008)

	952,738	222,638			1,174,876
Interest and other income	2,596	—			2,596

NET REVENUE	955,334	222,638			1,177,472

EXPENSES
Operating	218,115	47,149			265,264
Transportation	7,891	2,449			10,340
Amortization of injectants for miscible floods	24,393	—			24,393
Interest	21,642	8,340	2,798	3(c)	32,780
General and administrative	30,272	10,690			40,962
Plan of Arrangement and other	—	849			849
Management fee	15,961	—			15,961
Foreign exchange (gain) loss	(6,966)	—			(6,966)
Depletion and depreciation	284,989	74,784	107,775	3(b)	467,548
Accretion	14,162	1,198			15,360

	610,459	145,459			866,491

NET INCOME BEFORE TAXES AND NON-CONTROLLING INTEREST	344,875	77,179			310,981

INCOME TAX EXPENSE (REDUCTION)
Capital	6,273	1,121			7,394
Future	12,276	(822)	(811)	3(d)	10,643

	18,549	299			18,037

NET INCOME BEFORE NON-CONTROLLING INTEREST	326,326	76,880			292,944

NON-CONTROLLING INTEREST	—	2,428	(2,428)	2(c)	—

NET INCOME	$326,326	$74,452			$292,944

NET INCOME PER TRUST UNIT
Basic	$2.08	$1.31			$1.53

Diluted	$2.07	$1.28			$1.51

See accompanying notes to the pro forma consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As at and for the six months ended June 30, 2006 and for the year ended December 31, 2005
(Tabular dollar amounts are stated in thousands of dollars except per trust unit amounts)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at June 30, 2006 and the pro forma consolidated statements of income for the six months ended June 30, 2006 and the year ended December 31, 2005 have been prepared for inclusion in the information circular describing the proposed merger of Esprit Energy Trust (“Esprit”) and Pengrowth Energy Trust (“Pengrowth”).

On July 24, 2006, Pengrowth and Esprit announced that they had entered into an agreement (the “Combination Agreement”) providing for the combination of Pengrowth and Esprit (the “Merger” or “Combination”). Pursuant to the Merger, Pengrowth will acquire all of the property, assets and undertakings of Esprit, including the shares, units, royalties, notes or other interests in the capital of Esprit, in exchange for Pengrowth assuming the liabilities and obligations of Esprit and issuing Pengrowth trust units in consideration. Pengrowth will maintain one unit in Esprit and Esprit will become a subsidiary of Pengrowth.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives the effect of the transaction and assumptions described herein as if they occurred as at the date of the balance sheet. The pro forma consolidated statements of earnings give effect to the transactions and assumptions described herein as if they occurred at the beginning of the respective periods. In the opinion of management, the pro forma consolidated financial statements include all the necessary adjustments for the fair presentation of the ongoing entity. In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the possible operating synergies and administrative cost savings that could result from combining the operations of Esprit and Pengrowth. The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The accounting principles used in the preparation of the pro forma consolidated financial statements are consistent with those used in the unaudited interim consolidated financial statements of Pengrowth as at and for the six months ended June 30, 2006 and the audited consolidated financial statements of Pengrowth as at and for the year ended December 31, 2005. The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the audited consolidated financial statements of Esprit and Pengrowth as at and for the year ended December 31, 2005 and the unaudited consolidated financial statements of Esprit and Pengrowth as at and for the six months ended June 30, 2006.

2.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (AS AT JUNE 30, 2006)

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, assumptions and adjustments:

(a)	Through the Combination, the assets of Esprit were acquired by Pengrowth on the basis of 0.53 units of Pengrowth for each Esprit unit.

(b)	For the purposes of the purchase price determination, Pengrowth has used a unit price of $25.80 per unit, being the weighted average market price of Pengrowth Class A and Class B Trust Units on the days surrounding the announcement of the Combination.

(c)	The unaudited pro forma consolidated financial statements reflect that all of the Esprit exchangeable shares will be exchanged for Esprit trust units prior to the Combination. As at June 30, 2006, 392,243 Esprit exchangeable shares are exchangeable into 491,837 Esprit trust units.

(d)	On June 30, 2006 Esprit had 65,496,000 Trust Units outstanding, assuming the exchange of the Esprit Exchangeable shares and excluding 1,489,000 Esprit units held by Pengrowth, and all Esprit Trust Units were assumed to be exchanged for Pengrowth Trust Units under the Combination, resulting in the issuance of 34,713,000 Pengrowth Trust Units.

(e)	The unaudited pro forma consolidated balance sheet includes $40,198,000 in costs expected to be incurred by Esprit and Pengrowth for severance, professional, advisory and other transaction costs. These costs have been included in accounts payable. In addition, $20,107,000 for the special distribution to Esprit unitholders has been included in unitholder distributions payable. The Esprit Board of Directors is permitted to declare a special distribution of up to $0.30 per Esprit unit to Esprit unitholders. The Esprit Board of Directors has advised that they intend to declare the special distribution.

(f)	The transaction has been accounted for using the purchase price method with the allocation as follows:
          Consideration:

Pengrowth trust units issued	$896,010
Esprit units held by Pengrowth prior to Combination	19,990
Transaction costs (Note 2e)	5,042

$921,042

          Allocated as follows:

Property, plant and equipment	$1,466,438
Goodwill	102,039
Deferred hedging gain	5,900
Bank debt	(141,830)
Convertible debentures	(100,250)
Asset retirement obligations	(23,035)
Future income taxes	(319,057)
Working capital acquired, including costs incurred in Esprit prior to closing of $55,263 (Note 2e)	(69,163)

$921,042

The allocation of the purchase price is based on preliminary estimates of fair value and may be revised as additional information becomes available.

(g)	The convertible debentures, including the equity component for the conversion feature, have been recorded at their estimated fair value.

3.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND THE YEAR ENDED DECEMBER 31, 2005)

The unaudited pro forma consolidated statements of earnings for the six month period ended June 30, 2006 and for the year ended December 31, 2005 give effect to the transactions and adjustments referred to in note 2 effective January 1, 2006 and January 1, 2005 respectively, and the following:

(a)	Pengrowth has claimed the maximum credit available under the Alberta Royalty Tax Credit (“ARTC”) program, therefore; royalties have been adjusted to remove ARTC claimed by Esprit.

(b)	Depletion, depreciation and amortization expense has been increased to reflect the effect of the pro forma adjustment to the carrying value of property, plant and equipment and other assets based on the combined reserves and production of Pengrowth and Esprit.

(c)	Interest expense has been increased to reflect the additional interest on the $5.0 million of transaction costs and $55.3 million of liabilities incurred in Esprit prior to closing.

(d)	The provision for future income taxes has been decreased to give effect to the pro forma adjustments.

(e)	As described in note 2, the allocation of the purchase price is based on preliminary estimates of fair value and may be revised as additional information becomes available. For purposes of preparing the unaudited pro forma consolidated statement of income, no assumptions were made in testing for impairment of goodwill.

4.	PRO FORMA TRUST UNITS OUTSTANDING

	Number of
	weighted average
	Trust Units

For the six months ended June 30, 2006	Basic	Diluted

Trust units held by Pengrowth unitholders	160,372	161,008
Pengrowth trust units issued to Esprit unitholders	34,713	34,713
Pengrowth trust units issueable on conversion of convertible debt	—	3,668

	195,085	199,389

	Number of
	weighted average
	Trust Units

For the year ended December 31, 2005	Basic	Diluted

Trust units held by Pengrowth unitholders	157,127	157,914
Pengrowth trust units issued to former Esprit unitholders	34,713	34,713
Pengrowth trust units issueable on conversion of convertible debt	—	3,668

	191,840	196,295

In calculating diluted earnings per unit, interest and accretion on convertible debentures of $3.3 million was added back to net income for the six months ended June 30, 2006 and interest and accretion on convertible debentures of $2.9 million was added back to net income for the year ended December 31, 2005.

5.	APPLICATION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The application of United Stated generally accepted accounting principles (“US GAAP”) would have the following effect on the pro forma consolidated statements of income:

	Pro Forma

	June 30, 2006	December 31, 2005

Net Income per pro forma statement of earnings	$168,461	$292,944

Net income adjustments under US GAAP(1)	18,939	15,087

Net Income under US GAAP	$187,400	$308,031

Other comprehensive income adjustments under US GAAP(1)	3,594	(25,470)

Net income and comprehensive income under US GAAP	$190,994	$282,561

(1)	These adjustments reflect those made in the June 30, 2006 and December 31, 2005 US GAAP reconciliations of Pengrowth.

The application of United Stated generally accepted accounting principles (“US GAAP”) would have the following effect on the pro forma consolidated balance sheet, as at June 30, 2006:

	Pro Forma	Increase	Pro Forma
	Cdn GAAP	(Decrease)(1)	US GAAP

ASSETS
Current portion of unrealized foreign exchange gain	$—	$266	$266
Deferred charges	12,439	(345)	12,094
Property, plant and equipment and other assets	3,547,841	(180,889)	3,366,952

LIABILITIES
Other liabilities	$8,198	$1,279	$9,477
Current portion of unrealized hedging loss	—	11,856	11,856
Deferred hedging loss	—	2,094	2,094
Convertible debentures	98,448	1,802	100,250

TRUST UNITHOLDERS’ EQUITY
Accumulated other comprehensive income	$—	$(14,559)	$(14,559)
Equity component of convertible debentures	1,802	(1,802)	—
Deficit	(1,107,095)	(181,638)	(1,288,733)

(1)	These adjustments reflect those made in the June 30, 2006 US GAAP reconciliation of Pengrowth.

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Pengrowth Energy Trust 2900, 240 – 4th Avenue S.W. Calgary, AB T2P 4H4

2.	Date of Material Change:

November 1, 2006

3.	News Release:

A news release setting out information relating to the material change described herein was disseminated on November 1, 2006 through CCN Matthews and filed on SEDAR.

4.	Summary of Material Change:

Pengrowth Energy Trust (“Pengrowth”) made an offer on November 1, 2006 to purchase all of its outstanding 6.5% convertible extendible unsecured subordinated debentures (the “Debentures”), at a price equal to 101% of the principal amount of the Debentures outstanding, plus any accrued but unpaid interest thereon, up to but excluding the date of purchase by Pengrowth (the “Offer”). The Offer will remain open for 35 days and will expire at 5:00 p.m. (MST) on December 6, 2006. Holders of Debentures are not obliged to accept the Offer and Debentures that are not tendered to the Offer will continue to exist under their current terms.

5.	Full Description of Material Change:

Background to Offer

Pengrowth, Pengrowth Corporation, Esprit Energy Trust (“Esprit”) and Esprit Exploration Ltd. entered into a combination agreement dated July 23, 2006, as amended, providing for the combination of Pengrowth and Esprit into a single trust to continue under the name Pengrowth Energy Trust (the “Merger”). Pursuant to the Merger, Pengrowth acquired all of the assets, and assumed all of the liabilities of Esprit, in exchange for Pengrowth issuing 0.53 of a Pengrowth trust unit for each issued and outstanding Esprit trust unit.

Pursuant to the Merger, Pengrowth also became party to and assumed all of Esprit’s obligations under the trust indenture between Esprit and Computershare Trust Company of Canada, as trustee (the “Debenture Trustee”), dated as of July 28, 2005, as amended by the first supplemental trust indenture dated as of October 2, 2006 (collectively the “Debenture Indenture”) providing for the issuance of, and governing the Debentures. The Merger was completed on October 2, 2006 and constituted a change of control under the Debenture Indenture, triggering certain legal obligations pursuant to the Debenture Indenture.

Requirements of Debenture Indenture

As a result of the change of control, and pursuant to Section 2.4(i) of the Debenture Indenture, Pengrowth is required within 30 days of such change of control to deliver to the Debenture

Trustee, and the Debenture Trustee is required to promptly deliver to the holders of the Debentures, a notice stating that there has been a change of control and specifying the circumstances surrounding such event (the “Change of Control Notice”) together with an offer in writing to purchase all of the outstanding Debentures (the “Offer to Purchase”) according to the above described terms of the Offer, which Offer will be open for acceptance for 35 days.

Pursuant to the requirements of the Debenture Indenture, the Change of Control Notice, Offer to Purchase and accompanying issuer bid circular all dated November 1, 2006, were delivered to holders of Debentures and filed on SEDAR on that date.

Caution Regarding Forward-Looking Information

This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in tax laws; the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005, under “Risk Factors” herein and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Mr. James S. Kinnear, Chairman, President and Chief Executive Officer, is knowledgeable about the material change and may be reached at (403) 233-0224.

9.	Date of Report:

Dated at Calgary, Alberta, this 8th day of November, 2006.

ESPRIT ENERGY TRUST
RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
as at and for the nine months ended September 30, 2006 (unaudited)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
The consolidated financial statements of Esprit Energy Trust (“Esprit” or “the Trust”) have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP. Any differences in accounting principles as they pertain to the consolidated financial statements are immaterial except as described below. Items required for financial disclosure under U.S. GAAP may be different from disclosure standards under Canadian GAAP; any such differences are not reflected here.
The application of US GAAP would have the following effect on net income as reported for the nine months ended September, 2006:

Nine months ended
September 30, 2006
(unaudited)

Net income as reported for Canadian GAAP	$52,360
Adjustments:
Depletion and depreciation (a)	2,278
Unrealized gain on derivative instruments (c)	16,601
Non-controlling interest (e)	465
Non-cash interest expense on debentures (g)	287
Reversal of stock based compensation expense (b)	6,037
Stock based compensation under U.S. GAAP (b)	(2,763)
Cumulative effect of change in accounting policy under SFAS 123R (b)	(825)
Effect of applicable income taxes on the above adjustments	(7,819)

Net earnings and comprehensive income under US GAAP	$66,621

Weighted average units for US GAAP (000’s) (f)
- Basic	66,522
- Diluted	73,440

Net earnings per unit under US GAAP
- Basic	$1.00
- Diluted	$0.97

The application of US GAAP would have the following effect on the consolidated balance sheets as reported at September 30, 2006:

	September 30, 2006
	(unaudited)
	Canadian
	GAAP	US GAAP

Assets
Derivative assets – current (c)	—	11,283
Property, plant and equipment, net (a)(e)	842,061	810,821
Deferred financing charges, net (g)	3,386	—

Liabilities
Derivative liabilities – current (c)	—	682
Performance unit liability (b)	—	7,411
Convertible debentures (g)	94,134	92,380
Future income taxes	127,724	136,868

Temporary equity (d)	—	776,623

Unitholders’ Equity
Unitholders’ capital (d)	628,015	—
Equity component of convertible debentures (g)	2,088	—
Contributed surplus (b)	10,853	—
Deficit	(168,560)	(343,053)
The above noted differences between Canadian GAAP and US GAAP are the result of the following:
(a) The Trust performs an impairment test that limits net capitalized costs to the discounted estimated future net revenue from proved and risked probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. For Canadian GAAP the discount rate used must be equal to the risk free interest rate. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year end.
Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under US GAAP, the charge for depreciation and depletion under US and Canadian GAAP will differ in subsequent years. The amount recorded for depletion and depreciation has been adjusted for the ceiling test write-downs taken in 1999 and 2001 under US GAAP.
(b) Under Canadian GAAP, the Company follows the fair value method of accounting for unit-based compensation in respect of options granted on or after January 1, 2003. U.S. GAAP, SFAS 123 “Accounting for Stock-Based Compensation” determines compensation expense using the same method and as such there is no difference between Canadian and U.S. GAAP in respect of options granted on or after January 1, 2003 and prior to adoption of SFAS 123R (see note (h)). Because all options were either exercised or cancelled in 2004, there is no pro forma expense disclosed for the nine month period ended September 30, 2006.

Effective January 1, 2006, the Trust adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS No. 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation”. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. Liability classified awards, such as the Trust’s performance units, are re-measured to fair value at each balance sheet date until the award is settled rather than being treated as an equity classified award on grant date as required under SFAS 123 and Canadian GAAP. The Trust has adopted this standard by applying the modified prospective method. As a result of the adoption of SFAS No. 123R, the Trust has recorded a performance unit liability of $3.4 million which represents the fair value of all outstanding performance units at January 1, 2006, in proportion to the requisite service period rendered to that date. In addition, contributed surplus and net earnings have been reduced by $2.6 million and $0.8 million respectively, representing previously recognized compensation cost for all outstanding performance units and an expense to record the cumulative effect of a change in accounting principle. Changes in fair value between periods are charged or credited to earnings with a corresponding change in the performance unit liability.
(c) U.S. GAAP requires that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded on the consolidated balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized in earnings unless specific hedge accounting criteria are met. The Trust has not designated any items as hedges for U.S. GAAP purposes.
(d) The trust units are redeemable at the option of the holder based on the lesser of 95% of the average market trading price of the trust units for the 10 trading days after the date the trust units were tendered for redemption or the closing market price of the trust units on that date. Trust units can be redeemed to a cash limit of $100,000 per month or a greater limit at the discretion of the Trustees.
Redemption in excess of the cash limit shall be satisfied first by way of a distribution in specie of the pro-rata share of securities held by the Trust on the date the trust units were tendered for redemption, and second by issuance of unsecured subordinated notes bearing interest at a rate determined by the Trustees at the time of issuance.
Under U.S. GAAP, as the trust units and exchangeable shares are redeemable at the option of the unitholder, the trust units must be valued at their redemption amount and presented as temporary equity in the consolidated balance sheet. The redemption value of the units and shares is determined with respect to the trading value of the units. Under Canadian GAAP, the trust units are classified as permanent equity. As of September 30, 2006, the Trust has classified $776.6 million as temporary equity in accordance with U.S. GAAP. Changes in redemption value between periods are charged or credited to retained earnings (deficit).
(e) Under Canadian GAAP, exchangeable shares are classified as non-controlling interest to reflect a minority ownership in one of the Trust’s subsidiaries. As these exchangeable shares must ultimately be converted into units, the exchangeable shares are classified as temporary equity along with the units for U.S. GAAP purposes and step acquisitions of the non-controlling interest recorded for Canadian GAAP purposes are reversed for US GAAP purposes.
On September 27, 2006 all of Esprit’s outstanding exchangeable shares were exchanged for trust units.
(f) Under the Canadian GAAP, basic net income per unit is calculated based on net income after non-controlling interest divided by the weighted average number of units and diluted net income per unit is calculated based on net income before non-controlling interest and interest on convertible debentures divided by the dilutive number of units. Under U.S. GAAP, the exchangeable shares are classified in the same manner as trust units and as such there is no non-controlling interest (see (e)). Basic net income per unit is calculated based on net income divided by the weighted average number of units and the unit equivalent of the outstanding exchangeable shares. Diluted net income per unit is calculated based on net income before interest on convertible debentures divided by the sum of the weighted average units, the unit equivalent of the outstanding exchangeable shares, and the dilutive impact of performance units and convertible debentures.
(g) Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to unitholders’ equity. Issue costs for the debentures are classified as deferred financing charges. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the equity component is recorded in the consolidated statements of earnings with a corresponding credit to the convertible debenture liability balance to accrete that balance to the principal due on maturity.
Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt net of the issue costs that are recorded as deferred financing charges. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.
(h) The subtotal line within cash flows from operations would not be presented in a cash flow statement prepared under U.S. GAAP.
(i) New accounting pronouncements:
•	In 2004, FASB issued FAS 153 “Exchange on Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. Under FAS 153, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. The provisions of FAS 153 are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of FAS 153. The adoption of FAS 153 as at January 1, 2006 did not have an impact on the Trust.

•	In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109. Fin 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, Accounting for Taxes. Fin 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. Fin 48 is effective for fiscal years beginning after December 15, 2006. The Trust has not yet determined the impact on the financial position, results of operations or cash flows from Fin 48.

•	In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Trust does not expect that SFAS 155 will have a material impact on the financial position, results of operations or cash flows.
•	In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Trust has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.

Pengrowth Energy Trust
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
As at and for the nine months ended September 30, 2006 and as at and for the years ended December 31, 2005 and 2004 (unaudited)

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to generally accepted accounting principles in the United States (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At September 30, 2006 and December 31, 2005 and 2004, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years.

(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Effective January 1, 2003, Pengrowth prospectively adopted U.S. standards relating to recognizing the compensation expense associated with trust unit based compensation plans. Under U.S. GAAP Pengrowth adopted the following:

(i)	For trust unit options granted on or after January 1, 2003, the estimated fair value of the options is recognized as an expense over the vesting period. The compensation expense associated with trust unit options granted prior to January 1, 2003 is disclosed on a pro forma basis. As of January 1, 2005 all trust unit options were fully vested, thus there is no pro forma expense disclosed for 2005 or 2006.

(ii)	For trust unit rights granted on or after January 1, 2003 and prior to January 1, 2006, the estimated fair value of the rights, determined using a modified Black-Scholes option pricing model, is recognized as an expense over the vesting period. For trust unit rights granted on or after January 1, 2006, the estimated fair value of the rights, determined using a binomial lattice option pricing model, is recognized as an expense over the vesting period. The compensation expense associated with the rights granted prior to January 1, 2003 is disclosed on a pro forma basis. As of January 1, 2005 all trust unit rights issued before January 1, 2003 are fully vested, thus there is no pro forma expense disclosed for 2005 or 2006.

The following is the pro forma effect of trust unit options and rights granted prior to January 1, 2003, had the fair value method of accounting been used:

Year ended December 31,	2004
Net income (loss) — U.S. GAAP, as reported	$180,045
Compensation expense related to rights incentive options granted prior to January 1, 2003	(1,067)

Pro forma net income — U.S. GAAP	$178,978

Pro forma net income — U.S. GAAP per trust unit:
Basic	$1.34
Diluted	$1.34

(d)	Statement of Financial Accounting Standards (SFAS) 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(e)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

At September 30, 2006, $1.8 million has been recorded as a current asset in respect of the fair value of financial crude oil and natural gas hedges outstanding at period end with a corresponding change in accumulated other comprehensive income. At December 31, 2005, $18.4 million has been recorded as a current liability in respect of the fair value of financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2004, $7.3 million has been recorded as a current asset in respect of the fair value of the financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. These amounts will be recognized against crude oil and natural gas sales over the remaining terms of the related hedges.

At September 30, 2006, $0.2 million has been recorded as a current asset with respect to the ineffective portion of crude oil and natural gas hedges outstanding at period, with a corresponding change in net income. At December 31, 2005, $0.3 million has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change in net income. At December 31, 2004, the ineffective portion of crude oil and natural gas hedges outstanding at year end was not significant.

At December 31, 2005, Pengrowth’s foreign currency swap was not designated as a hedge resulting in the estimated fair value of $2.2 million being recorded as a liability with the corresponding charge to net income. Subsequent to December 31, 2005, Pengrowth designated the foreign currency swap as a cash flow hedge on its U.K. pound denominated debt. Changes in the fair value of the foreign currency swap subsequent to designation as a hedge are charged to other comprehensive income and reclassified to earnings to the extent the amount offsets unrealized gains and losses on the translation of the U.K. denominated debt. Under Canadian GAAP, for the nine months ended September 30, 2006, a $3.9 million exchange loss on the translation of the U.K. pound denominated debt was deferred and included in other assets on the balance sheet. This deferred exchange loss has been expensed under U.S. GAAP and has been offset by the reclassification of $3.9 million of the unrealized gain on the foreign currency swap from other comprehensive income.

(f)	Under U.S. GAAP the Trust’s equity is classified as redeemable equity as the Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the “consolidated” trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the ”consolidated” trust units quoted on the TSX on the date the trust units have been surrendered for redemption. The total amount of trust units that can be redeemed for cash is limited to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in Specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.

(g)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense (reduction) taxed at the federal level for the nine months ended September 30, 2006 is ($19.5 million) (year ended December 31, 2005 — $12.9 million, 2004 — $14.8 million). The portion of income tax expense (reduction) taxed at the provincial level is ($3.2 million) (year ended December 31, 2005 - $1.7 million, 2004 — $2.2 million.

(h)	SFAS 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment” deals with the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period. Since January 1, 2003, Pengrowth has recognized the costs of equity instruments issued in exchange for employee services based on the grant-date fair value of the award, in accordance with Canadian GAAP. The methodology for determining fair value of equity instruments issued in exchange for employee services prescribed by SFAS 123(R) differs from that prescribed by Canadian GAAP, primarily as Canadian GAAP permits accounting for forfeitures of share-based payments as they occur while U.S. standards require an estimate of forfeitures to be made at the date of grant and thereafter until the requisite service period has been completed or the awards are cancelled.

Pengrowth adopted SFAS 123(R) for U.S. reporting purposes on January 1, 2006 using the modified prospective approach. Under the modified prospective approach, the valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not restated for comparative purposes. Upon adoption of SFAS 123(R), Pengrowth began using a binomial lattice model for estimating the fair value of trust unit rights for both Canadian and U.S. GAAP purposes. The required adjustment under U.S. GAAP to account for estimated forfeitures was not significant for all periods presented.

(i)	At September 30, 2006, long term investments have been reduced by $2.9 million to reflect the estimated fair value of Pengrowth’s available for sale securities with the offsetting adjustment recorded as a part of other comprehensive income. At December 31, 2005 and 2004 there were no securities available for sale.

(j)	Under US GAAP, the unrealized gain on crude oil and natural gas derivative contracts of $16.6 million for the nine months ended September 30, 2006 would be added to oil and gas sales.

(k)	Under SFAS 154 “Accounting Changes and Error Corrections”, retrospective application to prior periods’ financial statements of changes in accounting principle is required, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 was adopted effective for changes in accounting principles in fiscal years beginning after January 1, 2006. Since adoption there have been no changed in accounting principles other than SFAS 123R which had specific implementation guidance.

(l)	Under SFAS 153 “Exchanges of Non-monetary Assets”, exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged where the non-monetary exchange has commercial substance and there is no longer an exception from using fair value for non-monetary exchanges of similar productive assets. Pengrowth has not made any non-monetary asset exchanges since the implementation of SFAS 154 on January 1, 2006.

(m)	New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. Fin 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS 109, Accounting for Taxes. Fin 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. Fin 48 is effective for fiscal years beginning after December 15, 2006. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from Fin 48.

In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Pengrowth does not expect that SFAS 155 will have a material impact on the financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.

Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:

Stated in thousands of Canadian Dollars, except per trust unit amounts (unaudited)

	September 30,	December 31,	December 31,
Periods ended	2006	2005	2004

Net income for the year, as reported	$258,993	$326,326	$153,745

Adjustments:
Depletion and depreciation (a)	16,674	24,723	26,000
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (e)	467	(255)	300
Unrealized loss on foreign exchange contract (e)	—	(2,204)	—
Reclassification of hedging losses on foreign exchange swap from other comprehensive income (e)	3,881	—	—
Deferred foreign exchange loss (e)	(3,881)	—	—

Net income — U.S. GAAP	$276,134	$348,590	$180,045

Other comprehensive income (d):
Unrealized loss on securities available for sale (i)	(2,926)	—	—
Unrealized gain (loss) on foreign exchange swap (e)	6,382	—	(2,169)
Unrealized hedging gain (loss)(e)	16,353	(25,470)	21,186
Reclassification to net income(e)	(3,881)	—	—

Comprehensive income — U.S. GAAP	$292,062	$323,120	$199,062

Net income — U.S. GAAP
Basic	$1.72	$2.22	$1.35
Diluted	$1.71	$2.21	$1.34

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:
Stated in thousands of Canadian Dollars

	As	Increase
September 30, 2006 (unaudited)	Reported	(Decrease)	U.S. GAAP

Assets:
Accounts receivable (e)	$105,116	$212	$105,328
Current portion of unrealized foreign exchange gain (e)	—	457	457
Other assets (e)	19,434	(159)	19,275
Long term investments (i)	26,990	(2,926)	24,064
Capital assets (a)	2,556,802	(175,546)	2,381,256

		$(177,962)

	As	Increase
September 30, 2006 (unaudited)	Reported	(Decrease)	U.S. GAAP

Liabilities
Current portion of unrealized hedging loss (e)	$—	$1,800	$1,800

Unitholders’ equity (f):
Accumulated other comprehensive income (d)(e)(i)	$—	$(2,225)	$(2,225)
Trust Unitholders’ Equity (a)	1,888,365	(177,537)	1,710,828

		$(177,962)

	As	Increase
December 31, 2005 (unaudited)	Reported	(Decrease)	U.S. GAAP

Assets:
Capital assets (a)	$2,067,988	$(192,219)	$1,875,769

		$(192,219)

Liabilities
Accounts payable (e)	$111,493	$255	$111,748
Current portion of unrealized hedging loss (e)	—	18,153	18,153
Current portion of unrealized foreign currency contract (e)	—	2,204	2,204

Unitholders’ equity (f):
Accumulated other comprehensive income (d)(e)	$—	$(18,153)	$(18,153)
Trust Unitholders’ Equity (a)	1,475,996	(194,678)	1,281,318

		$(192,219)

	As	Increase
December 31, 2004 (unaudited)	Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized hedging gain (e)	$—	$7,317	$7,317
Capital assets (a)	1,989,288	(216,942)	1,772,346

		$(209,625)

Unitholders’ equity (f):
Accumulated other comprehensive income (d)(e)	$—	$7,317	$7,317
Trust Unitholders’ Equity (a)	1,462,211	(216,942)	1,245,269

		$(209,625)

Additional disclosures required under U.S. GAAP
The components of accounts receivable are as follows:

	As at September 30,	As at December 31,
	2006	2005	2004

Trade	$77,385	$103,619	$77,778
Prepaids	26,121	20,230	15,378
Other	1,610	3,545	11,072

	$105,116	$127,394	$104,228

The components of accounts payable and accrued liabilities are as follows:

	As at September 30,	As at December 31,
	2006	2005	2004

Accounts payable	$56,464	$50,756	$37,588
Accrued liabilities	68,136	60,737	42,835

	$124,600	$111,493	$80,423

FORM 51-102F3
MATERIAL CHANGE REPORT
The short form base shelf prospectus of Pengrowth Energy Trust dated September 15, 2006, is amended and supplemented by the contents of this material change report.
1. Name and Address of Company:
Pengrowth Energy Trust
2900, 240 – 4th Avenue S.W.
Calgary, AB T2P 4H4
2. Date of Material Change:
November 29, 2006
3. News Release:
News releases setting out information relating to the material change described herein were disseminated through Canada NewsWire and filed on SEDAR on November 29, 2006.
4. Summary of Material Change:
Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively, “Pengrowth”) announced on November 29, 2006 that it has entered into a definitive agreement to acquire certain assets from ConocoPhillips Canada (collectively, the “CP Assets”) for a total purchase price of $1.0375 billion prior to adjustments (the “ConocoPhillips Acquisition”). The ConocoPhillips Acquisition is expected to close January 18, 2007, with an adjustment date of November 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth will fund the ConocoPhillips Acquisition through a concurrently announced equity financing and through a bridge credit facility.
5. Full Description of Material Change:
Pengrowth announced on November 29, 2006 that it has entered into a definitive agreement to acquire the CP Assets for a total purchase price of $1.0375 billion prior to adjustments. The ConocoPhillips Acquisition is expected to close on January 18, 2007, with an adjustment date of November 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth will fund the ConocoPhillips Acquisition through a concurrently announced equity financing and through a bridge credit facility.
Words and abbreviations not otherwise defined herein shall have the meanings ascribed thereto in Schedule “I” to this material change report.
Background
     Pengrowth advanced a non-binding expression of interest dated September 26, 2006 for the CP Assets offered by Tristone Capital Inc. through a selective auction process. Negotiations ensued between Burlington Resources Canada Ltd. (“Burlington”) and Pengrowth on the terms of a share purchase and sale agreement to be entered into among the Corporation, 1275708 Alberta Ltd. (“Pengrowth Subsidiary”), a wholly owned subsidiary of the Corporation, and Burlington relating to the CP Assets (the “Share Purchase Agreement”). Pending receipt of financial information concerning the CP Assets as required by applicable Canadian securities laws and the resolution of outstanding issues under the Share Purchase Agreement, Pengrowth and Burlington entered into an exclusivity agreement on October 27, 2006 (the “Exclusivity Agreement”) whereby Pengrowth paid an exclusivity fee of $30 million to Burlington in order to negotiate exclusively with Burlington. The Exclusivity Agreement was extended several times following the announcement of the October 31 Proposals in order to permit the parties to negotiate appropriate terms to the Share Purchase Agreement. The final Share Purchase Agreement was agreed to and executed on November 28, 2006, at which time Pengrowth paid a deposit of $73.75 million to Burlington, which, together with the exclusivity fee, will be applied against payment of the purchase price at closing of the ConocoPhillips Acquisition.
     The Share Purchase Agreement contemplates that Pengrowth Subsidiary will purchase all of the shares of 1265702 Alberta ULC, 1265704 Alberta ULC, 1265706 Alberta ULC and 1265707 Alberta ULC (collectively, the “CP Subsidiaries”) from Burlington for a purchase price of $1.0375 billion (the “ConocoPhillips Acquisition”), subject to adjustment in respect of working capital, net revenue from the adjustment date of November 1, 2006 to the closing date, and interest on the purchase price from November 1, 2006 to the closing date. Closing of the acquisition is anticipated to occur on January 18, 2007. Upon closing, Pengrowth will assume various liabilities including abandonment liability for the CP Assets, the present value of which is estimated to be $95 million, assuming a discount rate of 8%. These liabilities were considered by Pengrowth in the negotiation of the purchase price.
Summary of CP Assets
     The CP Assets include oil and natural gas producing properties in the Lethbridge, Southeast Alberta, Fenn Big Valley, Harmattan, West Central Alberta and Red Earth areas of Alberta and the Freefight area of Saskatchewan encompassing approximately 520,000 gross acres (343,000 net) of developed lands. When completed, the ConocoPhillips Acquisition will increase our total proved reserves by 51.4 mmboe and total proved plus probably reserves by approximately 65.8 mmboe (on a company interest before royalties basis using constant pricing) and before the divestiture of properties pursuant to our asset rationalization program. When acquired by the Pengrowth Subsidiary, the CP Subsidiaries will own and control Canadian oil and natural gas properties and undeveloped land which currently produce approximately 21,625 boepd, (before royalties), comprised of 42% crude oil, 52% natural gas and 6% NGLs (the “CP Assets”). When completed, the ConocoPhillips Acquisition is expected to increase Pengrowth’s overall current production by approximately 27% to approximately 100,000 boepd (before royalties and before the expected divestiture of certain properties pursuant to Pengrowth’s asset rationalization program). The following is a summary description of the CP Assets:
Lethbridge
•	current production of 9.8 mmcfpd of gas

•	high working interest operated production (87% average working interest)

•	multi-zone shallow gas with large land position (180,000 net acres)

•	development and down spacing opportunities
Southeast Alberta
•	current production of 4,302 bpd of heavy to medium oil, 19.2 mmcfpd of gas and 26 bpd of NGLs

•	large pool infill drilling optimization potential for Glauconitic and Sunburst oil

•	infill drilling potential for shallow gas

•	lifting costs of $10.79 per boe and 161,000 acres of net land

•	47% average working interest
Fenn Big Valley
•	current production of 2,639 boepd (primarily light Nisku oil)

•	stacked multi-zone area: Leduc, Nisku, Mannville, Viking, Belly River and Edmonton

•	opportunities to exploit Nisku and Leduc as well as Edmonton and Mannville CBM

•	67% average working interest
Harmattan
•	current production of 4,668 boepd, 62% natural gas (primarily from the Elkton)

•	includes non-operated interest in two units (Harmattan Elkton Unit No. 1 and East Unit No. 2)

•	low risk drilling opportunity

•	41% average working interest

West Central Alberta
•	current production of 1,599 boepd of mostly 41 degree API oil

•	operator of two high working interest Swan Hill oil units (Deer Mountain and Goose River)

•	Montney gas production at Ante Creek

•	infill step out drilling stimulation and evaluation opportunity

•	70% average working interest
Red Earth
•	current production of 3,141 boepd comprised of 2,930 bpd of oil and NGLs, 1.26 mmcfpd of gas

•	oil production is primarily from the Keg River (light sweet crude)

•	Blue Sky natural gas production at Talbot Lake

•	drilling and optimization opportunities

•	68% average working interest
Freefight
•	current production of 14.2 mmcfpd of gas

•	Milk River and Second White Specks development opportunities

•	high working interest operated production (98% average working interest)

•	opportunities for down spacing and step out drilling
     Pengrowth anticipates additional exploration and development opportunities on the diverse portfolio of oil and gas properties comprising the CP Assets, including infill development locations, additional coal bed methane opportunities, and the development of approximately 300,000 net acres of undeveloped lands.
Description of Share Purchase Agreement
     Conditions Under the Share Purchase Agreement, it is a mutual condition precedent that all required governmental approvals (including approvals pursuant to the Competition Act (Canada) and the Investment Canada Act (Canada)) be obtained except where such approval shall have been waived in writing by the applicable government authority or otherwise lapsed. The conditions precedent to the obligation of Pengrowth Subsidiary to purchase the shares of the CP Subsidiaries are that (i) Burlington shall have performed or complied with all of its covenants in all material respects, and its representations and warranties of Burlington shall be true and correct in all material respects and (ii) no suit, action or other proceeding shall at closing be pending against Burlington or Pengrowth Subsidiary before any court or governmental authority seeking to restrain, prohibit, obtain damages or other relief in connection with consummation of the purchase and sale of the CP Subsidiaries which would materially and adversely affect the value of the shares of the CP Subsidiaries, taken as a whole. The Share Purchase Agreement also contains conditions precedent for the benefit of Burlington which provide that: (i) in all material respects, Pengrowth Subsidiary shall have performed or complied with all of its covenants; (ii) representations and warranties of Pengrowth Subsidiary shall be true and correct in all material respects; (iii) Pengrowth Subsidiary shall have tendered or cause to be tendered to Burlington the purchase price for the shares of the CP Subsidiaries less the deposit; and (iv) no suit, action or other proceedings shall at closing be pending against Burlington or Pengrowth Subsidiary before any court or governmental authority seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the purchase and sale of the shares of the CP Subsidiaries which would have a material adverse effect on the value of the shares of the CP Subsidiaries.
     Representations The Share Purchase Agreement contains customary representations by Burlington regarding Burlington, the CP Subsidiaries and the CP Assets. The representations and warranties of Burlington under the Share Purchase Agreement shall survive the closing of the purchase of the shares of the CP Subsidiaries by Pengrowth Subsidiary for a period of 12 months from the Closing Date, subject to provincial limitations legislation.
     Indemnification The Share Purchase Agreement also contains customary indemnities by Burlington and Pengrowth Subsidiary in favour of the other party. Under the Share Purchase Agreement, Burlington is required to indemnify Pengrowth’s Subsidiary from all losses resulting from breaches of the representations or warranties made by Burlington or breaches of covenants or agreements made by Burlington in the Share Purchase Agreement and for all losses incurred as a direct result of third party claims relating to the CP Assets that arise from or are related to acts, omissions, events or circumstances occurring before November 1, 2006 except for claims or losses that are for the account of Pengrowth Subsidiary pursuant to the agreement.
     The Share Purchase Agreement also requires Pengrowth Subsidiary to indemnify Burlington from and against any and all losses resulting from: (i) breaches of the representations or warranties made by Pengrowth Subsidiary or breaches of covenants or agreements made by Pengrowth Subsidiary in the Share Purchase Agreements; (ii) all claims, losses and liabilities relating to the CP Assets arising from or related to acts, omissions, events or circumstances occurring after November 1, 2006 (other than claims for the payment of cost that are included in the working capital adjustment contemplated by the Share Purchase Agreement); and (iii) all environmental liabilities whether occurring before, on or after November 1, 2006 that arise from or relate to acts, omissions, events or circumstances, occurring before, on or after November 1, 2006.
     Under the Share Purchase Agreement, written notice of a claim to an indemnity must be provided within 12 months of the closing date subject to provincial limitations legislation. Also under the Share Purchase Agreement, Burlington’s total liability for breaches of representations, warranties, covenants and indemnities shall not exceed the base purchase price of $1.0375 billion, and Burlington shall only be liable for breaches of representations, warranties, covenants and indemnities if the aggregate of the losses of Pengrowth Subsidiary in respect of all such breaches exceeds $50 million and in that event Burlington shall be liable for the full amount of all of the losses of Pengrowth Subsidiary in respect of all such breaches. Pengrowth Subsidiary shall only be liable for breaches of the representations and warranties in the Share Purchase Agreement if the aggregate of the losses incurred by Burlington in respect of all such breaches exceeds $5 million and in that event Pengrowth Subsidiary shall be liable for the full amount of all of the losses of Burlington in respect of all such breaches.
Pro Forma Description of Pengrowth Following the ConocoPhillips Acquisition
     Negotiations were undertaken by us with ConocoPhillips with a view to acquiring a combination of high quality oil and natural gas properties that would enhance Pengrowth’s interests in our core properties and would provide potential for both oil and natural gas exploration and development along with significant additions to our undeveloped acreage position.
     We have developed core competencies in the pursuit of enhanced oil recovery projects, shallow gas drilling, coal bed methane projects and the pursuit of value additions through field and facility optimization. We expect that the transaction will add significant value to Unitholders and will provide a broad portfolio of new opportunities.
     Upon completion of the ConocoPhillips Acquisition, the following financial and operational benefits are anticipated to accrue to Unitholders:
•	our overall current production would increase on a pro forma basis by 27% to approximately 100,000 boepd and our overall Total Proved Plus Probable Reserves would increase on a pro forma basis to approximately 359 mmboe (on a company interest before royalty basis using constant pricing) and before the divestiture of properties pursuant to the asset rationalization program;
•	company production weighted 50% to natural gas and 50% to crude oil and liquids and a reserve life index of approximately • years on a proved plus probable basis (all using constant prices and costs);• a large and diversified quality asset base with many interests held in Canada’s larger oil and natural gas pools;

•	growth and development opportunities on approximately 375,000 net acres of undeveloped land; and

•	creation of a stronger platform to capitalize on future growth opportunities through significant acquisitions in North America and other areas in the world.
Reserves Information
     The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the ConocoPhillips Acquisition and Pengrowth on a pro forma combined basis, as at and for the periods indicated in the notes thereto, after giving effect to the ConocoPhillips Acquisition, based on constant price assumptions. The following information does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program.

	Pengrowth	ConocoPhillips	Pengrowth
	Updated(1)	Acquisition(2)	Pro Forma(3)
Proved Reserves
Crude oil and NGLs (mbbls)	118,765	23,683	142,448
Natural gas (bcf)	623	164	788
Total (mboe)(4)	222,623	51,086	273,709

Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	156,234	31,162	187,396
Natural gas (bcf)	824	206	1,029
Total (mboe)(4)	293,497	65,449	358,946

Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($MM)	3,344	682	4,026
Total Proved Plus Probable Reserves ($MM)	4,142	820	4,962

Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($MM)	4,173	822	4,995
Total Proved Plus Probable Reserves ($MM)	5,330	1,018	6,348

Undeveloped Land Holdings
(net acres)	683,000 (5)	377,150	1,060,150

Oil and Natural Gas Wells (net wells)
Producing oil wells	812	396	1208
Producing natural gas wells	1,587	1,745	3,332

Average Daily Production
(three months ended September 30, 2006)
Crude oil and NGLs (bblpd)	39,981	10,940	50,921
Natural gas (mmcfpd)	244	71	315
Total (boepd)(4)	80,706	22,773	103,480
Notes:

(1)	The updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective January 1, 2006, with a Mechanical Update based on estimated production up to November 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited in March of 2006, the acquisition of properties in Alberta from ExxonMobil Canada on September 28, 2006 and the acquisition of properties pursuant to the strategic business combination with Esprit (other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc.) on October 2, 2006, all of the foregoing effective no earlier than January 1, 2006 with a Mechanical Update based on estimated production up to November 1, 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon a Sproule Associates Limited engineering report effective May 31, 2006, with a Mechanical Update based on estimated production up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated November 28, 2006. More comprehensive reserves information is provided in Schedule “C” attached hereto.

(2)	The reserve volumes and net present values of future net revenue for the ConocoPhillips properties are: (i) effective July 1, 2006 with a Mechanical Update based on estimated production up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. More comprehensive reserves information is provided in Schedule “D” attached hereto.

(3)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the Pengrowth Updated and ConocoPhillips Acquisition reports referred to above. More comprehensive reserves information is provided in Schedule “E” attached hereto.

(4)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(5)	Subject to a farm-out with Apache Canada Limited. The total farm-out affects approximately 21,090 developed and undeveloped acres of which less than 40% are undeveloped.

(6)	Mechanical Update means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes.
     The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the ConocoPhillips Acquisition and Pengrowth on a pro forma combined basis, as at and for the periods indicated in the notes hereto, after giving effect to the ConocoPhillips Acquisition, based on strip forecast price assumptions. The Strip Price forecast has been estimated by GLJ using as a basis the NYMEX futures strip for light sweet crude oil and natural gas for the indicated date. The light sweet crude oil contracts require delivery at Cushing, Oklahoma and the natural gas contracts require delivery to Henry Hub in Louisiana. GLJ uses historically derived differentials to estimate the price at the various points, for the different product types and for the different crude qualities. These prices are applied to the various products to calculate the revenue. The following information does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program.

	Pengrowth	ConocoPhillips	Pengrowth
	Updated(1)	Acquisition(2)	Pro Forma(3)
Proved Reserves
Crude oil and NGLs (mbbls)	119,624	24,527	144,151
Natural gas (bcf)	623	162	784
Total (mboe)(4)	223,386	51,449	274,835

Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	157,064	32,132	189,196
Natural gas (bcf)	823	202	1,025
Total (mboe)(4)	294,197	65,770	359,967

Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($MM)	3,905	826	4,731
Total Proved Plus Probable Reserves ($MM)	4,848	995	5,843

Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($MM)	4,894	989	5,882
Total Proved Plus Probable Reserves ($MM)	6,296	1,231	7,527

Undeveloped Land Holdings
(net acres)	683,000 (5)	377,150	1,060,150

Oil and Natural Gas Wells (net wells)
Producing oil wells	812	396	1,208
Producing natural gas wells	1,587	1,745	3,332

Average Daily Production
(three months ended September 30, 2006)
Crude oil and NGLs (bblpd)	39,981	10,940	50,921
Natural gas (mmcfpd)	244	71	315
Total (boepd)(4)	80,706	22,773	103,480
Notes:

(1)	The updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective January 1, 2006, with a Mechanical Update based on estimated production up to November 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited in March of 2006, the acquisition of properties in Alberta from ExxonMobil Canada on September 28, 2006 and the acquisition of properties pursuant to the strategic business combination with Esprit (other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc.) on October 2, 2006, all of the foregoing effective no earlier than January 1, 2006 with a Mechanical Update based on estimated production up to November 1, 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ Petroleum Consultants Ltd.’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon a Sproule Associates Limited engineering report effective May 31, 2006, with a Mechanical Update based on estimated production up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated November 28, 2006. More comprehensive reserves information is provided in Schedule “D” attached hereto.

(2)	The reserve volumes and net present values of future net revenue for the ConocoPhillips properties are: (i) effective July 1, 2006 with a Mechanical Update based on estimated production up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. More comprehensive reserves information is provided in Schedule “E” attached hereto.

(3)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the above referred to Pengrowth Updated and ConocoPhillips Acquisition reports. More comprehensive reserves information is provided in Schedule “F” attached hereto.

(4)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(5)	Subject to a farm-out with Apache Canada Limited. The total farm-out affects approximately 21,090 developed and undeveloped acres of which less than 40% are undeveloped.
     More comprehensive reserves information prepared using constant pricing and relating to: (i) Pengrowth prior to the ConocoPhillips Acquisition; (ii) the ConocoPhillips Acquisition; and (iii) Pengrowth on a pro forma basis after giving effect to the ConocoPhillips Acquisition, are attached as Schedules “A”, “B” and “C” hereto, respectively. More comprehensive reserves information prepared using strip pricing and relating to: (i) Pengrowth prior to the ConocoPhillips Acquisition; (ii) the ConocoPhillips Acquisition; and (iii) Pengrowth on a pro forma basis after giving effect to the ConocoPhillips Acquisition, are attached as Schedules “D”, “E” and “F” hereto, respectively. The information in Schedules “A” through “F” does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program.
     Pricing assumptions relied upon in preparing the foregoing tables and the information contained in Schedules “A” through “F” are provided in Schedule “G” hereto.
Selected Production Information

	2004 (1)	2005 (1)	2006 (2)
Oil (mbbls)	4,102	3,653	3,392
NGLs (mbbls)	616	527	534
Natural Gas (mmcf)	27,291	27,206	25,711
Notes

(1)	Actual production.

(2)	Actual production from January to June and forecast production from July to December.
     We may not be able to achieve the anticipated benefits of the ConocoPhillips Acquisition, and the integration process may result in the loss of key employees and the disruption of ongoing business customer and employee relationship. See “Risk Factors” in this Prospectus Supplement.
Asset Rationalization Program
     Pengrowth intends to pursue a comprehensive asset rationalization program with respect to its entire portfolio of oil and natural gas properties. Pengrowth intends to dispose of assets producing between • and • boepd from its existing portfolio of properties, and to dispose of assets producing between • and • boepd from the CP

Assets. The assets marked for disposition are located in non-core areas and tend to have shorter reserve lives. The proceeds of these dispositions, if any, will be used to reduce Pengrowth’s indebtedness on the bridge line of credit. To the extent such proceeds are received before the intended closing date of January 18, 2007, such proceeds will be invested or used for general corporate or trust purposes. There can be no assurance that Pengrowth will be successful in completing the disposition of any assets or the extent of the proceeds, if any, to be raised by Pengrowth.
Bridge Credit Facility
     On November 28, 2006 Pengrowth entered into a commitment letter agreement with a Canadian chartered bank whereby the bank agreed to provide Pengrowth with a Bridge Credit Facility in the amount of $1.0375 billion for the purpose of funding the ConocoPhillips Acquisition. The facility is available by way of a one time advance no later than January 19, 2007. Amounts drawn are non-revolving. Amounts drawn on the facility bear interest at the same rate as under Pengrowth’s $950 million syndicated facility, which bears interest at approximately 5.5%. The total outstanding amount under the Bridge Credit Facility matures and becomes due and payable 12 months from the closing of the ConocoPhillips Acquisition. To the extent not required to be applied against Pengrowth’s syndicated facility, the proceeds of all issuances of trust units or other equity (including convertible debentures), the proceeds of all issuances of public or private debt, reductions in the purchase price of the CP Assets and the net proceeds of any asset dispositions following the closing of the ConocoPhillips Acquisition will reduce the Bridge Credit Facility. The commitment letter agreement contemplates that the Bridge Credit Facility will be documented by a credit agreement substantially similar to Pengrowth’s existing $950 million syndicated credit facility. The agreement will contain customary representations, warranties, and covenants, including financial covenants consistent with Pengrowth’s syndicated facility.
Risk Factors
     An investment in the Trust Units is subject to various risks including those risks inherent to the industries in which we operate. If any of these risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment.
     Before deciding whether to invest in any Trust Units, investors should consider carefully the risks set out below and in the short form base shelf prospectus of the Trust dated September 15, 2006 under the heading “Risk Factors” and in any documents incorporated by reference therein.
The October 31 Proposals, if enacted, are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units.
     On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures which, if enacted, would materially and adversely change the manner in which Pengrowth is taxed and would also change the character of the distributions to you for Canadian federal income tax purposes (the “October 31 Proposals”). It is expected that the October 31 Proposals, if enacted in their currently proposed form, will subject Pengrowth to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to our Unitholders. Based on the proposed Canadian federal income tax and tax rates on account of provincial tax, Pengrowth estimates that the enactment of the October 31 Proposals will, commencing on January 1, 2011, reduce the amount of cash available to Pengrowth to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by Pengrowth. A reduction in the value of the Trust Units would be expected to increase the cost to Pengrowth of raising capital in the public capital markets. In addition, the October 31 Proposals are expected to substantially eliminate the competitive advantage Pengrowth currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing Pengrowth at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which will continue not to be subject to entity-level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for Pengrowth to compete effectively for acquisition opportunities in the future. There can be no assurance that Pengrowth will be able to reorganize its legal and tax structure to reduce the expected impact of the October 31 Proposals.

     In addition, there can be no assurance that Pengrowth will be able to maintain its grandfathered status under the October 31 Proposals until 2011. If the Trust is deemed to have undergone “undue expansion” during the transitional period from October 31, 2006 to December 31, 2010, the October 31 Proposals would become effective on a date earlier than January 1, 2011. There can be no assurance that the ConocoPhillips Acquisition will not constitute undue expansion of Pengrowth. Pengrowth has received, from the Department of Finance (Canada), a comfort letter from the Department of Finance (Canada) to the effect that, subject to certain qualifications, a ConocoPhillips Acquisition would not be treated as undue expansion under the October 31 Proposals. However, such comfort letter is subject to certain qualifications and the contents thereof are not binding. Any undue expansion of Pengrowth, whether as a result of the ConocoPhillips Acquisition or otherwise, may result in the loss of grandfathered status. In any such event, the adverse effects of the October 31 Proposals would be accelerated and would materially and adversely affect Pengrowth and its Unitholders earlier than anticipated. In addition, loss of grandfathered status could have a material and adverse effect on the value of the Trust Units.
     No assurance can be given as to the final provisions of any legislation that may be enacted to implement the October 31 Proposals. The terms of such provisions may differ from those of the October 31 Proposals described herein, possibly in ways that would be materially adverse to Pengrowth and the Unitholders.
Pengrowth may not be able to achieve the anticipated benefits of the ConocoPhillips Acquisition, and the integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships.
     Achieving the benefits of the ConocoPhillips Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pengrowth to realize the anticipated growth opportunities and synergies from acquiring the CP Assets and to achieve certain assumed commodity prices. The integration of the CP Assets requires the dedication of substantial management time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pengrowth’s ability to achieve the anticipated benefits of the ConocoPhillips Acquisition.
If the ConocoPhillips Acquisition is not consummated, the Trust may not be able to find alternative uses of the proceeds of this offering that will enable it to sustain distributions at anticipated levels.
     This offering is not conditioned upon the consummation of the ConocoPhillips Acquisition and will close prior to the consummation of that transaction. The consummation of the ConocoPhillips Acquisition is subject to a number of conditions. The Trust believes that these conditions are achievable and that it is likely that the ConocoPhillips Acquisition will be consummated. However, if the ConocoPhillips Acquisition is not consummated, the Trust will have issued additional Trust Units without an identified use of proceeds to generate incremental cash flow for distributions on such Trust Units. No assurance can be given that, if the ConocoPhillips Acquisition is not consummated, the Trust will be able to identify uses of proceeds sufficient to sustain distributions on the Trust Units at anticipated levels.
The ConocoPhillips Acquisition will materially increase our indebtedness, which may adversely affect our distributions.
     To complete the ConocoPhillips Acquisition, we will borrow $647 million pursuant to a bridge credit facility that is available to us until the date that it is 12 months from the closing of the ConocoPhillips Acquisition (the “Bridge Credit Facility”), resulting in a material increase to Pengrowth’s indebtedness. See “Consolidated Capitalization”. A portion of our cash flow from operations will be dedicated to the payment of interest on our indebtedness, including the Bridge Credit Facility and our other indebtedness, thereby reducing funds available for distribution. At maturity, Pengrowth must repay or refinance its indebtedness. Our ability to make scheduled payments of principal and interest on, or to refinance, our indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions, oil, natural gas and NGLs pricing, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond our control. Variations in exchange rates, interests and scheduled principal repayments could result in significant changes in the amount we are required to apply to service our debt, which may have a material adverse effect on our ability to pay distributions. Certain covenants in the agreements with our lenders may also limit the amount of the royalty paid by the Corporation to the Trust and the distributions paid by us to our Unitholders. If we become unable to pay our debt service charges or an event of default otherwise occurs, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly, to the repayment of our lenders and other creditors and only the remainder, if any, will be payable to the Trust by the Corporation.
Advisory:
This material change report shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Caution Regarding Engineering Terms:
When used in this material change report and in the schedules hereto, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The U.S. Securities and Exchange Commission (“SEC”) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information used herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.
Caution Regarding Forward Looking Information:
This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Carson Creek Acquisition and the strategic business combination with Esprit, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, and development plans and programs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Mr. James S. Kinnear, Chairman, President and Chief Executive Officer, is knowledgeable about the material change and may be reached at (403) 233-0224.

9.	Date of Report:

Dated at Calgary, Alberta, this 29th day of November, 2006.

Certificates of Pengrowth
Dated: November 29, 2006
     The short form prospectus dated September 15, 2006 as amended by this material change report, together with the documents incorporated herein by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, the simplified prospectus dated September 15, 2006 as amended by this material change report, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no representation that is likely to affect the value or the market price of the securities to be distributed.
Pengrowth Energy Trust
By: Pengrowth Corporation as Administrator

(signed) “James S. Kinnear”	(signed) “Christopher G. Webster”
James S. Kinnear	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(signed) “Thomas A. Cumming”	(signed) “Wayne K. Foo”
Thomas A. Cumming	Wayne K. Foo
Director	Director
By: Pengrowth Management Limited, as Manager

(signed) “James S. Kinnear”	(signed) “Gordon M. Anderson”
James S. Kinnear	Gordon M. Anderson
President	Vice President, Financial Services
in the capacity of Chief Financial Officer
On behalf of the Board of Directors
(signed) “James S. Kinnear”
James S. Kinnear
Director

SCHEDULE “A”

PENGROWTH UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using GLJ (Pengrowth) and SAL (Trifecta) constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,585	55,077	9,465	8,462	529.4	414.6
Proved Developed Non-Producing	425	358	74	63	34.4	26.9
Proved Undeveloped	19,737	16,104	1,589	1,336	59.3	44.6

Total Proved Reserves	84,747	71,539	11,128	9,861	623.1	486.1
Probable Reserves	27,541	22,677	3,244	2,809	200.4	154.9

Total Proved Plus Probable Reserves	112,287	94,215	14,372	12,670	823.6	641.1

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,272	13,737	181,555	146,373
Proved Developed Non-Producing	753	524	6,993	5,434
Proved Undeveloped	2,866	2,020	34,074	26,896

Total Proved Reserves	22,890	16,281	222,623	178,702
Probable Reserves	6,659	4,774	70,444	55,954

Total Proved Plus Probable Reserves	29,573	21,028	294,204	235,577

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	4,555.9	3,427.8	2,781.8	2,364.5	2,071.7
Proved Developed Non-Producing	184.9	143.0	117.8	100.8	88.4
Proved Undeveloped	870.6	602.8	444.1	341.6	271.0

Total Proved Reserves	5,611.4	4,173.5	3,343.7	2,806.8	2,431.1
Probable Reserves	1,943.7	1,156.3	798.7	601.8	478.6

Total Proved Plus Probable Reserves	7,555.1	5,329.8	4,142.5	3,408.6	2,909.7

A-1

SCHEDULE “B”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using GLJ prices and costs as at June 30, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,188	11,897	5,326	4,957	140.6	120.7
Proved Developed Non-Producing	284	246	0	0	2.7	2.1
Proved Undeveloped	1,476	1,112	313	263	21.1	19.1

Total Proved Reserves	14,948	13,255	5,639	5,220	164.4	141.9
Probable Reserves	5,126	4,466	1,575	1,414	41.3	35.7

Total Proved Plus Probable Reserves	20,074	17,722	7,214	6,635	205.7	177.5

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,911	2,058	44,865	39,021
Proved Developed Non-Producing	51	31	786	628
Proved Undeveloped	134	90	5,435	4,650

Total Proved Reserves	3,096	2,179	51,086	44,299
Probable Reserves	778	542	14,365	12,365

Total Proved Plus Probable Reserves	3,874	2,721	65,449	56,664

Note:

(1)   Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	921.6	747.5	632.1	550.3	489.3
Proved Developed Non-Producing	20.3	14.4	11.0	8.8	7.4
Proved Undeveloped	97.3	60.0	39.2	26.4	18.0

Total Proved Reserves	1,039.2	821.8	682.3	585.5	514.7
Probable Reserves	311.1	196.2	137.3	102.8	80.7

Total Proved Plus Probable Reserves	1,350.3	1,018.0	819.6	688.4	595.4

B-1

SCHEDULE “C”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using GLJ prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	77,773	66,975	14,791	13,419	670.0	535.2
Proved Developed Non-Producing	709	604	74	63	37.1	29.0
Proved Undeveloped	21,213	17,216	1,903	1,599	80.4	63.7

Total Proved Reserves	99,695	84,794	16,767	15,082	787.6	628.0
Probable Reserves	32,667	27,143	4,819	4,223	241.7	190.6

Total Proved Plus Probable Reserves	132,362	111,937	21,587	19,305	1,029.3	818.6

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	22,183	15,795	226,420	185,394
Proved Developed Non-Producing	804	555	7,780	6,062
Proved Undeveloped	3,000	2,110	39,509	31,546

Total Proved Reserves	25,986	18,460	273,708	223,001
Probable Reserves	7,463	5,344	85,239	68,475

Total Proved Plus Probable Reserves	33,449	23,803	358,944	291,477

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,477.5	4,175.2	3,413.9	2,914.7	2,561.0
Proved Developed Non-Producing	205.2	157.3	128.8	109.6	95.7
Proved Undeveloped	967.9	662.8	483.3	368	289.0

Total Proved Reserves	6,650.6	4,995.3	4,026.0	3,392.4	2,945.8
Probable Reserves	2,254.8	1,352.5	936.0	704.6	559.3

Total Proved Plus Probable Reserves	8,905.4	6,347.8	4,962.0	4,097.0	3,505.1

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

C-1

SCHEDULE “D”

PENGROWTH UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using strip prices and costs as at    ●    , 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,626	55,620	10,047	8,710	528.7	413.9
Proved Developed Non-Producing	463	395	82	70	34.5	27.0
Proved Undeveloped	19,737	16,248	1,787	1,499	59.4	44.7

Total Proved Reserves	84,827	72,263	11,917	10,279	622.6	485.5
Probable Reserves	27,565	23,164	3,186	2,652	200.2	154.8

Total Proved Plus Probable Reserves	112,392	95,428	15,103	12,930	822.8	640.3

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,256	13,714	182,045	147,032
Proved Developed Non-Producing	760	531	7,055	5,487
Proved Undeveloped	2,865	2,019	34,283	27,210

Total Proved Reserves	22,880	16,264	223,386	179,729
Probable Reserves	6,688	4,801	70,809	56,410

Total Proved Plus Probable Reserves	29,569	21,065	294,196	236,138

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,410.1	4,011.4	3,241.5	2,755.1	2,417.8
Proved Developed Non-Producing	203.3	155.6	128.3	110.3	97.2
Proved Undeveloped	1,065.5	727.0	534.9	413.3	330.5

Total Proved Reserves	6,678.9	4,894.0	3,904.7	3,278.7	2,845.6
Probable Reserves	2,497.3	1,402.3	943.4	703.0	557.3

Total Proved Plus Probable Reserves	9,176.2	6,296.2	4,848.1	3,981.7	3,402.9

D-1

SCHEDULE “E”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at    ●    , 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,405	12,095	5,940	5,551	137.8	118.1
Proved Developed Non-Producing	286	247	0	0	2.7	2.1
Proved Undeveloped	1,477	1,113	334	284	21.0	19.1

Total Proved Reserves	15,168	13,455	6,273	5,834	161.5	139.2
Probable Reserves	5,192	4,526	1,639	1,476	40.3	34.8

Total Proved Plus Probable Reserves	20,360	17,981	7,912	7,310	201.8	174.0

			TOTAL OIL
	NATURAL GAS LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,901	2,050	45,214	39,372
Proved Developed Non-Producing	51	32	787	629
Proved Undeveloped	134	90	5,448	4,663

Total Proved Reserves	3,086	2,171	51,449	44,663
Probable Reserves	774	540	14,321	12,334

Total Proved Plus Probable Reserves	3,860	2,711	65,770	56,998

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	1,103.6	900.1	765.2	669.1	597.3
Proved Developed Non-Producing	24.1	16.7	12.7	10.3	8.6
Proved Undeveloped	115.4	71.7	48.2	34.0	24.6

Total Proved Reserves	1,243.2	988.5	826.1	713.4	630.5
Probable Reserves	391.5	242.6	168.6	126.1	99.1

Total Proved Plus Probable Reserves	1,634.6	1,231.1	994.7	839.4	729.6

E-1

SCHEDULE “F”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at    ●    , 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	78,031	67,715	15,987	14,261	666.5	532.0
Proved Developed Non-Producing	749	642	82	70	37.2	29.0
Proved Undeveloped	21,214	17,361	2,121	1,783	80.4	63.7

Total Proved Reserves	99,995	85,718	18,190	16,113	784.1	624.8
Probable Reserves	32,757	27,690	4,825	4,128	240.5	1189.5

Total Proved Plus Probable Reserves	132,752	113,409	23,015	20,240	1,024.6	814.3

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	22,157	15,764	227,259	186,403
Proved Developed Non-Producing	811	563	7,842	6,116
Proved Undeveloped	2,999	2,109	39,731	31,873

Total Proved Reserves	25,966	18,435	274,835	224,391
Probable Reserves	7,462	5,341	85,130	68,744

Total Proved Plus Probable Reserves	33,429	23,776	359,966	293,136

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	6,513.8	4,911.5	4,006.7	3,424.2	3,015.1
Proved Developed Non-Producing	227.4	172.3	141.1	120.5	105.8
Proved Undeveloped	1,180.9	798.7	583.0	447.3	355.2

Total Proved Reserves	7,922.0	5,882.5	4,730.8	3,992.1	3,476.1
Probable Reserves	2,888.8	1,644.9	1,112.0	829.1	656.4

Total Proved Plus Probable Reserves	10,810.8	7,527.4	5,842.8	4,821.2	4,132.5

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

F-1

SCHEDULE “G”

PRICING ASSUMPTIONS

SUMMARY OF PRICING ASSUMPTIONS RESERVES INFORMATION
as of November 1, 2006

CONSTANT PRICES AND COSTS

	OIL				NATURAL
	WTI	Edmonton	Cromer	Hardisty	GAS	NGLx(1)
	Cushing	Par Price	Medium	Heavy	AECO Gas			Pentanes	EXCHANGE
YEAR(3)	Oklahoma	40[0] API	29.3[0] API	12[0] API	Price	Propane	Butane	Plus	RATE(2)
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)

2006(4)	58.73	61.72	49.20	25.45	7.21	43.20	52.46	62.07	0.8907

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

(3)	Information provided as at November 1, 2006

(4)	This forecast represents the constant price forecast used by GLJ.

NYMEX (October 11, 2006) FORWARD STRIP PRICING UNTIL 2016

			LIGHT CRUDE OIL		HEAVY	NGLs
			WTI	Edmonton	CRUDE OIL	AT EDMONTON
	Exchange		Cushing	Par Price	Heavy			Pentanes
Year	Rate	Inflation	Oklahoma	40 API	at Hardisty	Propane	Butane	Plus	Sulphur
	$US/$Cdn	%	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/lt

2006	0.8868	0.0	58.73	65.21	37.96	41.71	48.21	66.46	28.00
2007	0.9037	2.0	64.59	70.48	41.48	45.23	52.23	71.98	18.50
2008	0.9046	2.0	67.46	73.58	44.58	47.08	54.33	75.08	7.00
2009	0.9142	2.0	67.06	72.36	44.61	46.36	53.61	73.86	7.00
2010	0.9254	2.0	65.79	70.12	43.87	44.87	51.87	71.62	8.00
2011	0.9254	2.0	64.58	68.81	44.06	44.06	50.81	70.31	9.50
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

			NATURAL GAS
	Exchange			Sable	Alberta Spot	Alberta Spot
Year	Rate	Inflation	Henry Hub	Plant-gate	Plant-gate	@AECO-C
	$US/$Cdn	%	$US mmbtu	$Cdn/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu

2006	0.8868	0.0	7.53	7.59	7.31	7.52
2007	0.9037	2.0	7.86	8.58	7.82	8.04
2008	0.9046	2.0	8.08	8.09	7.72	7.94
2009	0.9142	2.0	7.75	7.52	7.41	7.62
2010	0.9254	2.0	7.38	6.83	6.81	7.02
2011	0.9254	2.0	6.92	6.60	6.57	6.78
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

Note:

(1)	The Strip Price forecast has been estimated by GLJ using as a basis the NYMEX futures strip for light sweet crude oil and natural gas for the indicated date. The light sweet crude oil contracts require delivery at Cushing, Oklahoma and the natural gas contracts require delivery to Henry Hub in Louisiana. GLJ uses historically derived differentials to estimate the price at the various points, for the different product types and for the different crude qualities. These prices are applied to the various products to calculate the revenue.

G-1

SCHEDULE “C”

PENGROWTH UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,585	55,077	9,465	8,462	529.4	414.6
Proved Developed Non-Producing	425	358	74	63	34.4	26.9
Proved Undeveloped	19,737	16,104	1,589	1,336	59.3	44.6

Total Proved Reserves	84,747	71,539	11,128	9,861	623.1	486.1
Probable Reserves	27,541	22,677	3,244	2,809	200.4	154.9

Total Proved Plus Probable Reserves	112,287	94,215	14,372	12,670	823.6	641.1

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,272	13,737	181,555	146,373
Proved Developed Non-Producing	753	524	6,993	5,434
Proved Undeveloped	2,866	2,020	34,074	26,896

Total Proved Reserves	22,890	16,281	222,623	178,702
Probable Reserves	6,659	4,774	70,444	55,954

Total Proved Plus Probable Reserves	29,573	21,028	294,204	235,577

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	4,555.9	3,427.8	2,781.8	2,364.5	2,071.7
Proved Developed Non-Producing	184.9	143.0	117.8	100.8	88.4
Proved Undeveloped	870.6	602.8	444.1	341.6	271.0

Total Proved Reserves	5,611.4	4,173.5	3,343.7	2,806.8	2,431.1
Probable Reserves	1,943.7	1,156.3	798.7	601.8	478.6

Total Proved Plus Probable Reserves	7,555.1	5,329.8	4,142.5	3,408.6	2,909.7

C-1

SCHEDULE “D”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,188	11,897	5,326	4,957	140.6	120.7
Proved Developed Non-Producing	284	246	0	0	2.7	2.1
Proved Undeveloped	1,476	1,112	313	263	21.1	19.1

Total Proved Reserves	14,948	13,255	5,639	5,220	164.4	141.9
Probable Reserves	5,126	4,466	1,575	1,414	41.3	35.7

Total Proved Plus Probable Reserves	20,074	17,722	7,214	6,635	205.7	177.5

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,911	2,058	44,865	39,021
Proved Developed Non-Producing	51	31	786	628
Proved Undeveloped	134	90	5,435	4,650

Total Proved Reserves	3,096	2,179	51,086	44,299
Probable Reserves	778	542	14,365	12,365

Total Proved Plus Probable Reserves	3,874	2,721	65,449	56,664

Note:

(1)   Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	921.6	747.5	632.1	550.3	489.3
Proved Developed Non-Producing	20.3	14.4	11.0	8.8	7.4
Proved Undeveloped	97.3	60.0	39.2	26.4	18.0

Total Proved Reserves	1,039.2	821.8	682.3	585.5	514.7
Probable Reserves	311.1	196.2	137.3	102.8	80.7

Total Proved Plus Probable Reserves	1,350.3	1,018.0	819.6	688.4	595.4

D-1

SCHEDULE “E”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	77,773	66,975	14,791	13,419	670.0	535.2
Proved Developed Non-Producing	709	604	74	63	37.1	29.0
Proved Undeveloped	21,213	17,216	1,903	1,599	80.4	63.7

Total Proved Reserves	99,695	84,794	16,767	15,082	787.6	628.0
Probable Reserves	32,667	27,143	4,819	4,223	241.7	190.6

Total Proved Plus Probable Reserves	132,362	111,937	21,587	19,305	1,029.3	818.6

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	22,183	15,795	226,420	185,394
Proved Developed Non-Producing	804	555	7,780	6,062
Proved Undeveloped	3,000	2,110	39,509	31,546

Total Proved Reserves	25,986	18,460	273,708	223,001
Probable Reserves	7,463	5,344	85,239	68,475

Total Proved Plus Probable Reserves	33,449	23,803	358,944	291,477

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,477.5	4,175.2	3,413.9	2,914.7	2,561.0
Proved Developed Non-Producing	205.2	157.3	128.8	109.6	95.7
Proved Undeveloped	967.9	662.8	483.3	368	289.0

Total Proved Reserves	6,650.6	4,995.3	4,026.0	3,392.4	2,945.8
Probable Reserves	2,254.8	1,352.5	936.0	704.6	559.3

Total Proved Plus Probable Reserves	8,905.4	6,347.8	4,962.0	4,097.0	3,505.1

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

F-1

SCHEDULE “F”

PENGROWTH UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S AND SAL’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,626	55,620	10,047	8,710	528.7	413.9
Proved Developed Non-Producing	463	395	82	70	34.5	27.0
Proved Undeveloped	19,737	16,248	1,787	1,499	59.4	44.7

Total Proved Reserves	84,827	72,263	11,917	10,279	622.6	485.5
Probable Reserves	27,565	23,164	3,186	2,652	200.2	154.8

Total Proved Plus Probable Reserves	112,392	95,428	15,103	12,930	822.8	640.3

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,256	13,714	182,045	147,032
Proved Developed Non-Producing	760	531	7,055	5,487
Proved Undeveloped	2,865	2,019	34,283	27,210

Total Proved Reserves	22,880	16,264	223,386	179,729
Probable Reserves	6,688	4,801	70,809	56,410

Total Proved Plus Probable Reserves	29,569	21,065	294,196	236,138

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,410.1	4,011.4	3,241.5	2,755.1	2,417.8
Proved Developed Non-Producing	203.3	155.6	128.3	110.3	97.2
Proved Undeveloped	1,065.5	727.0	534.9	413.3	330.5

Total Proved Reserves	6,678.9	4,894.0	3,904.7	3,278.7	2,845.6
Probable Reserves	2,497.3	1,402.3	943.4	703.0	557.3

Total Proved Plus Probable Reserves	9,176.2	6,296.2	4,848.1	3,981.7	3,402.9

G-1

SCHEDULE “G”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,405	12,095	5,940	5,551	137.8	118.1
Proved Developed Non-Producing	286	247	0	0	2.7	2.1
Proved Undeveloped	1,477	1,113	334	284	21.0	19.1

Total Proved Reserves	15,168	13,455	6,273	5,834	161.5	139.2
Probable Reserves	5,192	4,526	1,639	1,476	40.3	34.8

Total Proved Plus Probable Reserves	20,360	17,981	7,912	7,310	201.8	174.0

			TOTAL OIL
	NATURAL GAS LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,901	2,050	45,214	39,372
Proved Developed Non-Producing	51	32	787	629
Proved Undeveloped	134	90	5,448	4,663

Total Proved Reserves	3,086	2,171	51,449	44,663
Probable Reserves	774	540	14,321	12,334

Total Proved Plus Probable Reserves	3,860	2,711	65,770	56,998

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	1,103.6	900.1	765.2	669.1	597.3
Proved Developed Non-Producing	24.1	16.7	12.7	10.3	8.6
Proved Undeveloped	115.4	71.7	48.2	34.0	24.6

Total Proved Reserves	1,243.2	988.5	826.1	713.4	630.5
Probable Reserves	391.5	242.6	168.6	126.1	99.1

Total Proved Plus Probable Reserves	1,634.6	1,231.1	994.7	839.4	729.6

G-2

SCHEDULE “H”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S AND SAL’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	78,031	67,715	15,987	14,261	666.5	532.0
Proved Developed Non-Producing	749	642	82	70	37.2	29.0
Proved Undeveloped	21,214	17,361	2,121	1,783	80.4	63.7

Total Proved Reserves	99,995	85,718	18,190	16,113	784.1	624.8
Probable Reserves	32,757	27,690	4,825	4,128	240.5	1189.5

Total Proved Plus Probable Reserves	132,752	113,409	23,015	20,240	1,024.6	814.3

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	22,157	15,764	227,259	186,403
Proved Developed Non-Producing	811	563	7,842	6,116
Proved Undeveloped	2,999	2,109	39,731	31,873

Total Proved Reserves	25,966	18,435	274,835	224,391
Probable Reserves	7,462	5,341	85,130	68,744

Total Proved Plus Probable Reserves	33,429	23,776	359,966	293,136

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	6,513.8	4,911.5	4,006.7	3,424.2	3,015.1
Proved Developed Non-Producing	227.4	172.3	141.1	120.5	105.8
Proved Undeveloped	1,180.9	798.7	583.0	447.3	355.2

Total Proved Reserves	7,922.0	5,882.5	4,730.8	3,992.1	3,476.1
Probable Reserves	2,888.8	1,644.9	1,112.0	829.1	656.4

Total Proved Plus Probable Reserves	10,810.8	7,527.4	5,842.8	4,821.2	4,132.5

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

H-1

SCHEDULE “I”

PRICING ASSUMPTIONS

SUMMARY OF PRICING ASSUMPTIONS RESERVES INFORMATION
as of October 31, 2006

CONSTANT PRICES AND COSTS

	OIL				NATURAL
	WTI	Edmonton	Cromer	Hardisty	GAS	NGLx(1)
	Cushing	Par Price	Medium	Heavy	AECO Gas			Pentanes	EXCHANGE
YEAR(3)	Oklahoma	40[0] API	29.3[0] API	12[0] API	Price	Propane	Butane	Plus	RATE(2)
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)

2006(4)	58.73	61.72	49.20	25.45	7.21	43.20	52.46	62.07	0.8907

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

(3)	Information provided as at November 1, 2006

(4)	This forecast represents the constant price forecast used by GLJ.

NYMEX (October 11, 2006) FORWARD STRIP PRICING UNTIL 2016

			LIGHT CRUDE OIL		HEAVY	NGLs
			WTI	Edmonton	CRUDE OIL	AT EDMONTON
	Exchange		Cushing	Par Price	Heavy			Pentanes
Year	Rate	Inflation	Oklahoma	40 API	at Hardisty	Propane	Butane	Plus	Sulphur
	$US/$Cdn	%	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/lt

2006	0.8868	0.0	58.73	65.21	37.96	41.71	48.21	66.46	28.00
2007	0.9037	2.0	64.59	70.48	41.48	45.23	52.23	71.98	18.50
2008	0.9046	2.0	67.46	73.58	44.58	47.08	54.33	75.08	7.00
2009	0.9142	2.0	67.06	72.36	44.61	46.36	53.61	73.86	7.00
2010	0.9254	2.0	65.79	70.12	43.87	44.87	51.87	71.62	8.00
2011	0.9254	2.0	64.58	68.81	44.06	44.06	50.81	70.31	9.50
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

			NATURAL GAS
	Exchange			Sable	Alberta Spot	Alberta Spot
Year	Rate	Inflation	Henry Hub	Plant-gate	Plant-gate	@AECO-C
	$US/$Cdn	%	$US mmbtu	$Cdn/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu

2006	0.8868	0.0	7.53	7.59	7.31	7.52
2007	0.9037	2.0	7.86	8.58	7.82	8.04
2008	0.9046	2.0	8.08	8.09	7.72	7.94
2009	0.9142	2.0	7.75	7.52	7.41	7.62
2010	0.9254	2.0	7.38	6.83	6.81	7.02
2011	0.9254	2.0	6.92	6.60	6.57	6.78
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

Note:

(1)	The Strip Price forecast has been estimated by GLJ using as a basis the NYMEX futures strip for light sweet crude oil and natural gas for the indicated date. The light sweet crude oil contracts require delivery at Cushing, Oklahoma and the natural gas contracts require delivery to Henry Hub in Louisiana. GLJ uses historically derived differentials to estimate the price at the various points, for the different product types and for the different crude qualities. These prices are applied to the various products to calculate the revenue.

I-1

DEFINED TERMS AND ABBREVIATIONS
     In this material change report and the schedules hereto, the following terms shall have the following meanings;
“ API” means American Petroleum Institute;
“ bbl”, “bbls”, mbbls” and “mmbbls” refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;
“ bblpd” refers to barrels per day;
“ boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively;
“ boepd” refers to barrels of oil equivalent per day;
“ GLJ” means GLJ Petroleum Consultants Ltd., independent reserves evaluators;
“ Gross”, with respect to production and reserves, refers to the total production and reserves attributable to a property before the deduction of royalties, and, with respect to land and wells, refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;
“ Mechanical Update” means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes;
“ $MM” refers to millions of dollars;
“ mmbtu” refers to a million British thermal units;
“ mcf”, “mmcf” and “bcf” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;
“ mmcfpd” refers to millions of cubic feet per day;
“ NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators;
“ Net” refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;
“ NGLs” refers to natural gas liquids;
“ Pengrowth Interest” refers to Pengrowth’s working interest and royalty interest share of reserves before the deduction of royalties;
“ Probable Reserves” refers to those additional reserves that are less likely to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves plus Probable Reserves;
“ Proved Reserves” refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

“ Reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate;
“ royalty interest” refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;
“ Total Proved Plus Probable Reserves” means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties; and
“ working interest” refers to the percentage of undivided interest held by Pengrowth in an oil and gas property.

Esprit Energy Trust
Consolidated Balance Sheets
(unaudited)
(Stated in thousands of dollars)

	September 30,	December 31,
	2006	2005

Assets
Current assets
Accounts receivable	$32,390	$43,433
Prepaid expenses	4,755	7,684

	37,145	51,117

Property, plant and equipment, net	842,061	763,191

Goodwill	175,494	147,622

Deferred financing charges, net	3,386	3,933

	$1,058,086	$965,863

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$39,912	$61,954
Unitholder distributions payable	10,055	9,948

	49,967	71,902

Bank loan (Note 3)	287,470	144,239

Convertible debentures (Note 4)	94,134	93,866

Asset retirement obligations (Note 5)	26,395	24,059

Future income taxes	127,724	113,982

	585,690	448,048

Non-controlling interest (Note 6)	—	6,280

Unitholders’ equity
Unitholders’ capital (Note 7)	628,015	617,862
Equity component of convertible debentures (Note 4)	2,088	2,090
Contributed surplus (Note 7)	10,853	2,638
Deficit	(168,560)	(111,055)

Total unitholders’ equity	472,396	511,535

	$1,058,086	$965,863

Subsequent event (Note 12)
See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Earnings and Deficit
(unaudited)
(Stated in thousands of dollars, except per unit amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Revenue
Oil and gas	$78,346	$83,761	$244,277	$184,757
Royalties	(17,058)	(17,534)	(55,742)	(39,906)
Other (expense) income	(106)	—	1,343	—

	61,182	66,227	189,878	144,851

Expenses
Operating	14,737	14,488	42,872	32,312
Transportation	579	730	1,845	1,706
Depletion, depreciation and amortization	29,159	22,506	79,891	48,513
General and administrative	5,065	2,109	11,964	5,638
Interest and financing (Note 10)	5,205	2,677	12,568	4,685
Accretion of asset retirement obligation	448	341	1,319	857
Unit-based compensation (Note 8)	2,896	863	6,037	2,094
Other	—	47	—	854

	58,089	43,761	156,496	96,659

Earnings before income taxes and non-controlling interest	3,093	22,466	33,382	48,192

Income taxes
Capital tax	263	433	569	877
Future (reduction)	(11,496)	(1,132)	(20,012)	(3,984)

	(11,233)	(699)	(19,443)	(3,107)

Earnings before non-controlling interest	14,326	23,165	52,825	51,299

Non-controlling interest (Note 6)	(30)	700	465	1,899

Net earnings for the period	14,356	22,465	52,360	49,400

Deficit, beginning of period	(132,814)	(101,830)	(111,055)	(88,170)

Distributions paid or declared (Note 9)	(50,102)	(27,088)	(109,865)	(67,683)

Deficit, end of period	$(168,560)	$(106,453)	$(168,560)	$(106,453)

Net earnings per unit - Basic	0.22	0.35	0.79	0.92
- Diluted	0.21	0.34	0.77	0.90
See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Cash Flows
(unaudited)
(Stated in thousands of dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Operations
Net earnings for the period	$14,356	$22,465	$52,360	$49,400
Items not involving cash
Depletion, depreciation and amortization	29,159	22,506	79,891	48,513
Unit-based compensation	2,896	863	6,037	2,094
Accretion of asset retirement obligation	448	341	1,319	857
Accretion of convertible debentures	97	71	287	71
Amortization of deferred financing charges	195	174	548	174
Future income taxes	(11,496)	(1,132)	(20,012)	(3,984)
Non-controlling interest	(30)	700	465	1,899
Asset retirement expenditures	(224)	(845)	(720)	(921)

	35,401	45,143	120,175	98,103
Changes in non-cash working capital from operations	719	(1,910)	(3,504)	(7,253)

	36,120	43,233	116,671	90,850

Financing
Distributions	(50,102)	(27,088)	(109,865)	(67,683)
Change in unitholder distributions payable	82	10	107	3,415
Increase (decrease) in bank loans	135,040	12,426	132,631	36,652
Issuance of convertible debentures	—	100,000	—	100,000
Issue costs for convertible debentures	—	(4,456)	—	(4,456)
Plan of arrangement costs and other	—	(78)	—	(329)

	85,020	80,814	22,873	67,599

Investments
Exploration and development expenditures	(17,108)	(25,334)	(47,960)	(54,122)
Corporate acquisitions	(101,913)	(100,023)	(101,913)	(107,024)
Property dispositions	—	278	16,000	278
Office equipment and other	(671)	(150)	(1,536)	(477)
Changes in non-cash working capital from investments	(1,448)	1,182	(4,135)	2,896

	(121,140)	(124,047)	(139,544)	(158,449)

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Supplementary cash flow information
Cash taxes paid	$120	$160	$860	$742
Interest paid	$2,949	$787	$9,871	$3,430
See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006
(unaudited)
(stated in thousands of dollars, unless otherwise indicated)
1. BASIS OF PRESENTATION
The unaudited interim consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures included below are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust’s annual report for the year ended December 31, 2005. Certain comparative amounts have been reclassified to conform with current year’s presentation.
2. ACQUISITION
          On July 5, 2006, the Trust acquired all of the issued and outstanding shares of Trifecta Resources Inc. (“Trifecta”), a private oil & gas producer for consideration of $101.9 million. The acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.
          The table below summarizes the allocation of the purchase prices to the net assets of the acquisition:

Cost of acquisition:
Cash	$101,414
Transaction costs	499

Total cost of acquisition	$101,913

Allocated as follows:
Working capital	$433
Debt assumed	(10,600)
Asset retirement obligation	(691)
Future income taxes	(32,013)
Goodwill	27,872
Property, plant and equipment	116,912

Total cost of acquisition	$101,913

          The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase allocations as the cost estimates and tax balances are finalized.
3. BANK LOAN
Effective July 5, 2006, the Trust amended and restated its credit facility with a syndicate of four Canadian chartered banks. The credit facility was increased from $280 million to $330 million. The amended and restated credit agreement provides for an extendible revolving term and is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the quarter was approximately 5.2 percent (2005 – 3.5 percent). As a result of the transaction described in Note 12 below, the credit facility was repaid subsequent to September 30, 2006.
The Trust has no debt denominated in a foreign currency.

4. CONVERTIBLE DEBENTURES
On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 in each year. Debentures have a face value of $1,000 and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At September 30, 2006, the principal amount outstanding on the Debentures is $95.8 million.
The Debentures have been classified as debt net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders’ equity. The debt portion will accrete up to the outstanding principal balance at maturity. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest cost are expensed within “Interest and financing” in the consolidated statement of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unitholders’ equity will be reclassified to trust units along with the principal amount converted.
The following table sets forth a reconciliation of the Debenture activity for the nine-month period ended September 30, 2006:

	Debt	Equity
($ thousands)	Portion	Portion	Total

Balance, December 31, 2005	$93,866	$2,090	$95,956
Accretion	287	—	287
Conversion to trust units	(19)	(2)	(21)

Balance, September 30, 2006	$94,134	$2,088	$96,222

Following the completion of the business combination discussed in Note 12 below, Pengrowth Corporation (“Pengrowth”) assumed all of the covenants and obligations of the Trust under its Debenture Indenture providing for the issuance of the Debentures. On November 2, 2006, Pengrowth announced that it had made an offer to purchase all the outstanding Debentures at a price equal to 101 percent of the principal amount of the outstanding Debentures, plus any accrued but unpaid interest (the “Offer”). The Offer expires at 5:00 PM Mountain Time on December 6, 2006. Holders of the Debentures are not obliged to accept the Offer and Debentures that are not tendered to the Offer will continue to exist as Pengrowth convertible debentures. The Debentures trade on the Toronto Stock Exchange under the symbol PGF.DB. Each $1,000 principal amount of Debentures is convertible into Pengrowth trust units at $25.54 per trust unit. The Debentures mature on December 31, 2010 and are subject to the terms and conditions of the Debenture Indenture.

5. ASSET RETIREMENT OBLIGATION
The Trust has recorded the fair value of legal obligations associated with the retirement of all of its long-lived tangible assets, including its producing well sites and natural gas processing plants. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice.

	Nine months ended	Twelve months ended
	September 30,	December 31,
($ thousands)	2006	2005

Balance, beginning of period	$24,059	$11,006
Increase in liability from acquisitions	691	12,240
Liabilities incurred	402	875
Liabilities settled	(720)	(1,118)
Accretion expense	1,319	1,198
Revisions in estimated cash flows	644	(142)

Balance, end of period	$26,395	$24,059

The Trust used a credit adjusted, risk-free annual discount rate of 7 percent and an inflation rate of 2 percent per annum to calculate the present value of the obligations. Undiscounted, expenditures of $91.7 million are expected to be made over the next 45 years.
6. NON-CONTROLLING INTEREST
Upon the conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of the Company, rather than trust units, if they so elected. Exchangeable shares of the Company are exchangeable at the option of the holder at any time, based on the exchange ratio, into trust units. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings. Upon conversion, that portion of the non-controlling interest represented by the exchangeable shares exchanged for trust units is removed from the non-controlling interest and added to unitholders’ capital. As part of the business combination with Pengrowth, all of the outstanding exchangeable shares were exchanged for trust units on September 27, 2006.
The following table summarizes the changes in the non-controlling interest during the period:

	September	December 31,
($ thousands)	30, 2006	2005

Non-controlling interest, beginning of period	$6,280	$15,731
Exchanged for trust units	(6,745)	(11,879)
Current period net earnings attributable to non-controlling interest	465	2,428

Non-controlling interest, end of period	$—	$6,280

7. UNITHOLDERS’ CAPITAL
(a) Issued and Outstanding

	September 30, 2006		December 31, 2005
($ thousands)	Number		Number
(number of units – thousands)	of Units	Amount	of Units	Amount

Balance, beginning of period	66,358	$617,862	40,183	$298,726
Plan of Arrangement and trust unit issuance costs	—	—	—	(338)
Fair value of trust units issued on acquisition of Resolute Energy Inc.	—	—	24,078	301,332
Units issued on conversion of exchangeable shares	598	6,745	1,797	12,521
Step purchase on exchangeable shares	—	2,977	—	1,406
Units issued on conversion of convertible debenture	6	21	300	4,215
Units issued on vested performance units (Note 7)	46	—	—	—
Transfer to equity from contributed surplus	—	410	—	—

Balance, end of period	67,008	$628,015	66,358	$617,862

(b) Per Unit Amounts
Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of convertible debentures and exchangeable shares using the “if-converted” method. The dilutive effect of performance units is included using the fair value method. An adjustment to the numerator of the diluted earnings per share calculation was required to provide for the earnings ($(0.1) million and $0.4 million for the three and nine-month periods ended September 30, 2006) attributable to the non-controlling interest and the interest on the convertible debentures ($1.6 million and $4.7 million for the three and nine-month periods ended September 30, 2006).
The following table summarizes the trust units used in the per unit calculations:

	Three months ended		Nine months ended
September 30,			September 30,
(number of units – thousands)	2006	2005	2006	2005

Weighted average number of units outstanding — basic	66,522	64,533	66,457	53,953
Effect of performance units	1,675	334	1,671	195
Trust units issuable on conversion of exchangeable shares	—	2,031	—	2,105
Trust units issuable on conversion of debentures	6,918	5,016	6,921	1,690

Weighted average number of units outstanding – diluted	75,115	71,914	75,049	57,943

(c) Contributed Surplus
The following is a schedule outlining the components within contributed surplus:

	September	December 31,
($ thousands)	30,2006	2005

Contributed surplus, beginning of period	$2,638	$—
Unit based compensation	8,625	2,638
Conversion of performance units	(410)	—

Contributed surplus, end of period	$10,853	$2,638

8. UNIT BASED COMPENSATION PLAN

(number of units – thousands)

Balance, December 31, 2005	465
Granted	681
Exercised	(46)
Cancelled	(214)

Balance, September 30, 2006	886

The Trust has implemented a Performance Unit Incentive Plan (the “Plan”). Under the Plan, the Trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of a number of trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust’s performance relative to its peers. The maximum number of units issuable under the PUIP is approximately 2 million units.
The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. For the three and nine-month periods ended September 30, 2006, unit-based compensation expense of $2.9 million and $6.0 million, respectively (2005 – $0.9 million and $2.1 million) was recorded in the statement of earnings. The Trust has capitalized $1.6 million and $3.4 million of unit-based compensation for the three and nine-month periods ended September 30, 2006. A corresponding increase to contributed surplus was recorded for the amounts related to unit-based compensation. The contributed surplus balance is transferred to equity when the units are ultimately issued.
9. DISTRIBUTIONS
The Trust pays distributions to the unitholders of record at the end of each month. Payments are made on the 15th day of the following month or the next business day where such date falls on a weekend or holiday. For the three-month period ended September 30, 2006, the Trust declared distributions of $0.15 per unit per month. In addition, on September 28, 2006, the Trust paid a one-time special distribution of $0.30 per unit.

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Cash distributions	$50,102	$27,088	$109,865	$67,683
Accumulated cash distributions, beginning of period	173,888	57,383	114,125	16,788

Accumulated cash distributions, end of period	$223,990	$84,471	$223,990	$84,471

Cash distributions per unit (1)	$0.75	$0.42	$1.65	$1.26
Accumulated cash distributions per unit, beginning of period	3.03	1,26	2.13	0.42

Accumulated cash distributions per unit, end of period	$3.78	$1.68	$3.78	$1.68

(1)	Represents the sum of the distributions declared on each trust unit during the period (including a one-time special distribution of $0.30)

10. INTEREST AND FINANCING
The following is a schedule outlining the components within interest and financing charges:

	Three months ended		Nine months ended
	September 30,		September 30,
($ thousands)	2006	2005	2006	2005

Interest on bank loans	$3,356	$1,294	$7,061	$3,302
Interest on Debentures	1,557	1,138	4,672	1,138
Amortization of Debenture issue costs	195	174	548	174
Accretion on debt portion of Debentures	97	71	287	71

Total interest and financing charges	$5,205	$2,677	$12,568	$4,685

11. FINANCIAL INSTRUMENTS
(a) Commodity Contracts
The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place at September 30, 2006:

	Notional	Physical/
Natural Gas Contracts	Volumes GJ/d	Financial	Term	Average Price

AECO Fixed Price	12,500	Financial	Apr. 1/06 – Oct. 31/06	$8.87
AECO Fixed Price	2,500	Physical	Apr. 1/06 – Oct. 31/06	$9.05
AECO Collar	2,500	Financial	Apr. 1/06 – Oct. 31/06	$7.50-10.10
AECO Collar	2,500	Financial	Apr. 1/06 – Oct. 31/06	$8.00-10.25
AECO Collar	2,500	Financial	Apr. 1/06 – Oct. 31/06	$9.50-13.00
AECO Fixed Price	12,500	Financial	Nov. 1/06 – Mar. 31/07	$9.13
AECO Collar	5,000	Financial	Nov. 1/06 – Mar. 31/07	$7.00-$8.60
AECO Collar	5,000	Financial	Nov. 1/06 – Mar. 31/07	$7.50-$10.25
AECO Fixed Price	10,000	Financial	Apr. 1/07 – Oct. 31/07	$7.85
AECO Collar	5,000	Financial	Apr. 1/07 – Oct. 31/07	$7.00-$8.60

	Notional			Price
Crude Contracts	Volumes Bbl/d	Type	Term	($Cdn./bbl)

WTI Nymex Fixed Price – CAD	650	Financial	Nov. 1/05 – Oct. 31/08	$71.50
WTI Nymex Fixed Price – CAD	350	Financial	Nov. 1/06 – Oct. 31/08	$79.35
As at September 30, 2006, the Trust would have realized a gain of approximately $10.6 million (2005 – loss of $34.0 million) had all commodity hedging contracts been closed out.
(b) Fair Value of Financial Instruments
The carrying value of accounts receivable, prepaid expenses, accounts payable and accrued liabilities and unitholder distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures outstanding at September 30, 2006, was approximately $96.7 million.

A substantial portion of the Trust’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.
The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and natural gas and natural gas liquids prices are influenced by US dollar denominated markets.
The Trust has no instruments in place at September 30, 2006, (2005 – Nil) to manage the foreign currency and interest rate exposures.
12. SUBSEQUENT EVENT
Business Combination
On October 2, 2006, Pengrowth Energy Trust (“Pengrowth”) and the Trust announced the completion of the previously announced business combination (“the Combination”). The Combination was approved at a meeting of unitholders on September 26, 2006. As a result of the Combination, 67,008,164 units of the Trust were exchanged for 35,514,327 units of Pengrowth. The Board of Trustees of the Trust declared a one-time special distribution of $0.30 per unit of the Trust, which was paid on September 28, 2006. On closing of the Combination, severance costs of approximately $2.3 million, $22.3 million in costs related to the payout of performance units and the Trust’s credit facility were paid out.
Taxability of the Trust
On October 31, 2006, the Federal Government announced it intends to remove certain deductions currently available to the Trust when calculating taxable income. No specific legislation has been proposed making it difficult to fully assess the impact of the recent announcement. The Trust was acquired by Pengrowth on October 2, 2006 therefore the tax announcement does not have a direct effect on the Trust.

• Ernst & Young LLP Chartered Accountants Ernst & Young Tower 1000 440 2 Avenue SW Calgary AB Canada T2P 5E9	• Phone: 403 290-4100 Fax: 403 290-4265
CONSENT OF INDEPENDENT AUDITORS
The Board of Directors of Pengrowth Corporation,
  as Administrator of Pengrowth Energy Trust
We consent to the reference to our firm under the caption “Interest of Experts” and to the use of our report dated November 2, 2006 on the Schedules of Revenue, Royalties and Operating Expenses for the properties currently being offered for sale by ConocoPhillips for the years ended December 31, 2005 and 2004 included in the registration statement on Form F-10 and related preliminary prospectus supplement dated November 29, 2006 of Pengrowth Energy Trust, relating to the registration of Trust Units filed with the United States Securities and Exchange Commission on November 29, 2006

Calgary, Canada November 29, 2006	Chartered Accountants